UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2020

Commission File Number 001-38440

Grindrod Shipping Holdings Ltd.

#03-01 Southpoint

200 Cantonment Road

Singapore 089763

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

This Report on Form 6-K includes (1) Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2020 and 2019 and (2) the unaudited interim condensed consolidated financial statements and related notes of Grindrod Shipping Holdings Ltd. for the six months ended June 30, 2020.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Report on Form 6-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operations, cash flows, business strategies, operating efficiencies, competitive position, growth opportunities, plans and objectives of management, and other matters.

These forward-looking statements, including, among others, those relating to our future business prospects, revenue and income, are necessarily estimates and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Accordingly, these forward-looking statements should be considered in light of various important factors, including those set forth below and in our other filings with the SEC. Words such as “may,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by us at the time these statements were made. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

•	our future operating or financial results;

•	the strength of world economies, including, in particular, in China and the rest of the Asia-Pacific region;

•	the effects of the COVID-19 pandemic on our operations and the demand and trading patterns for both the drybulk and product tanker markets, and the duration of these effects. See “Management’s Discussion and Analysis of Financial Conditions and Results of Operations—COVID-19 Disclosure”;

•	cyclicality of the drybulk and tanker markets, including general drybulk and tanker shipping market conditions and trends, including fluctuations in charter hire rates and vessel values;

•	changes in supply and demand in the drybulk and tanker shipping industries, including the market for our vessels;

•	changes in the value of our vessels;

•	changes in our business strategy and expected capital spending or operating expenses, including drydocking, surveys, upgrades and insurance costs;

•	competition within the drybulk and tanker industries;

•	seasonal fluctuations within the drybulk and tanker industries;

•	our ability to employ our vessels in the spot market and our ability to enter into time charters after our current charters expire;

•	general economic conditions and conditions in the oil and coal industries;

•	our ability to satisfy the technical, health, safety and compliance standards of our customers, especially major oil companies and oil producers;

•	the failure of counterparties to our contracts to fully perform their obligations with us;

•	our ability to execute our growth strategy;

•	international political conditions, including additional tariffs imposed by China and the United States;

•	potential disruption of shipping routes due to weather, accidents, political events, natural disasters or other catastrophic events;

•	vessel breakdowns;

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•	corruption, piracy, military conflicts, political instability and terrorism in locations where we may operate;

•	fluctuations in interest rates and foreign exchange rates and the uncertainty surrounding the continued existence of the London Interbank Offered Rate, or LIBOR;

•	changes in the costs associated with owning and operating our vessels;

•	changes in, and our compliance with, governmental, tax, environmental, health and safety regulations, including the International Maritime Organization, or IMO 2020, regulations limiting sulfur content in fuels;

•	potential liability from pending or future litigation;

•	our ability to procure or have access to financing, our liquidity and the adequacy of cash flows for our operations;

•	the continued borrowing availability under our debt agreements and compliance with the covenants contained therein;

•	our ability to fund future capital expenditures and investments in the construction, acquisition and refurbishment of our vessels;

•	our dependence on key personnel;

•	our expectations regarding the availability of vessel acquisitions and our ability to buy and sell vessels and to charter-in vessels as planned or at prices we deem satisfactory;

•	adequacy of our insurance coverage;

•	effects of new technological innovation and advances in vessel design;

•	our ability to realize the benefits of the Spin-Off (as defined below);

•	our ability to operate as an independent entity; and

•	the other factors set out in “Item 3. Key Information—Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2019 (the “2019 Annual Report”) filed with the Securities and Exchange Commission (“SEC”) on June 5, 2020.

We undertake no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this Report on Form 6-K or to reflect the occurrence of unanticipated events except as required by law.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following management’s discussion and analysis of financial condition and results of operations together with our unaudited interim condensed consolidated financial statements, including the notes, and the other financial information appearing elsewhere in this Report on Form 6-K, and with our audited consolidated and combined financial statements appearing in our 2019 Annual Report filed with the SEC. Certain information contained in this discussion and analysis and elsewhere in this Report on Form 6-K includes forward-looking statements that involve risks and uncertainties. See “Cautionary Statement Regarding Forward-Looking Statements” in this Report on Form 6-K and in “Item 3. Key Information—Risk Factors” of the 2019 Annual Report filed with the SEC for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in this Report on Form 6-K.

In this Report on Form 6-K, unless otherwise indicated, all references to “we”, “us,”, “Group”, “our”, “Company” and “Grindrod Shipping” refer to Grindrod Shipping Holdings Ltd. and its subsidiaries.

On June 18, 2018, we acquired the shipping business of Grindrod Limited’s wholly-owned shipping business subsidiaries, Grindrod Shipping Pte. Ltd., or GSPL, and Grindrod Shipping (South Africa) Pty Ltd, or GSSA, or the “Spin-Off.”

Overview

We are an international shipping company that owns, charters-in and operates a fleet of drybulk carriers and tankers. We own some of our vessels outright and some of our vessels in partly-owned subsidiaries and in joint venture arrangements. We operate two businesses primarily in: the drybulk carriers business, which is further divided into handysize, supramax/ultramax, and other operating segments; and the tankers business, which is further divided into medium range tankers, small tankers, and other operating segments. Activities that do not relate to these business segments are accumulated in an ‘‘unallocated’’ segment.

Our handysize and supramax/ultramax operating fleet consists of 25 owned drybulk carriers (including one drybulk carrier that we own through a joint venture and one that we have contracted to sell) and six long-term chartered-in drybulk carriers. We have 17 handysize drybulk carriers and 14 supramax/ultramax drybulk carriers in our operating fleet with sizes ranging from 28,240 dwt to 61,470 dwt. In addition, we have entered into time charter agreements relating to two 62,000 dwt ultramax drybulk vessels under construction, which are expected to be delivered between the third quarter of 2020 and the first quarter of 2021. Our drybulk carriers transport a broad range of major and minor bulk and breakbulk commodities, including ores, coal, grains, forestry products, steel products and fertilizers, along worldwide shipping routes, and are currently employed in pools of similarly sized vessels or in the spot market or under contracts of affreightment (“COAs”).

Our tanker operating fleet consists of four owned tankers. We have three medium range tankers and one small tanker in our operating fleet with sizes ranging from 16,900 dwt to 50,140 dwt. Our tankers carry petroleum products, which include both clean products, such as petrol, diesel, jet fuel and naptha, and dirty products, such as heavy fuel oil. Our tankers do not carry crude oil. Our tankers are also classed to carry low hazard chemical products, which include liquid bulk vegetable oils. Our tankers are currently commercially managed by a third party, and employed under various other arrangements, including bareboat charter, under COAs or in the spot market.

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The following table sets forth certain summary information regarding our fleet as of the date of this Report on Form 6-K:

Drybulk Carriers — Owned Fleet (25 Vessels)

Vessel Name	Built	Country of Build	DWT	Ownership Percentage	Type of Employment
Handysize – Eco
IVS Tembe(3)	2016	Japan	37,740	66.75%	IVS Commercial(7)
IVS Sunbird(3)	2015	Japan	33,400	66.75%	IVS Handysize Pool
IVS Thanda(3)	2015	Japan	37,720	66.75%	IVS Commercial(7)
IVS Kestrel(3)	2014	Japan	32,770	66.75%	IVS Handysize Pool
IVS Phinda(3)	2014	Japan	37,720	66.75%	IVS Commercial(7)
IVS Sparrowhawk(3)	2014	Japan	33,420	66.75%	IVS Handysize Pool
Handysize
IVS Merlion	2013	China	32,070	100%	IVS Handysize Pool
IVS Raffles	2013	China	32,050	100%	IVS Handysize Pool
IVS Ibis	2012	Japan	28,240	100%	IVS Handysize Pool
IVS Kinglet(8)	2011	Japan	33,130	100%	IVS Handysize Pool
IVS Magpie(8)	2011	Japan	28,240	100%	IVS Handysize Pool
IVS Orchard	2011	China	32,530	100%	IVS Handysize Pool
IVS Knot(8)	2010	Japan	33,140	100%	IVS Handysize Pool
IVS Sentosa	2010	China	32,700	100%	IVS Handysize Pool
IVS Triview(1)	2009	Japan	32,280	51%	IVS Handysize Pool
IVS Kingbird	2007	Japan	32,560	100%	IVS Handysize Pool
IVS Nightjar(9)	2004	Japan	32,320	100%	IVS Handysize Pool
Supramax/Ultramax – Eco
IVS Prestwick	2019	Japan	61,300	100%	IVS Supramax Pool
IVS Okudogo	2019	Japan	61,330	100%	IVS Supramax Pool
IVS Swinley Forest(3)	2017	Japan	60,490	66.75%	IVS Supramax Pool
IVS Gleneagles(3)	2016	Japan	58,070	66.75%	IVS Supramax Pool
IVS North Berwick(3)	2016	Japan	60,480	66.75%	IVS Supramax Pool
IVS Bosch Hoek(3)	2015	Japan	60,270	66.75%	IVS Supramax Pool
IVS Hirono(3)	2015	Japan	60,280	66.75%	IVS Supramax Pool
IVS Wentworth(3)	2015	Japan	58,090	66.75%	IVS Supramax Pool

Drybulk Carriers — Long-Term Charter-In Fleet (6 Vessels)

Vessel Name	Built	Country of Build	DWT	Charter-In Period	Type of Employment
Supramax/Ultramax – Eco
IVS Phoenix	2019	Japan	61,470	2022-24(2)	IVS Supramax Pool
IVS Hayakita(6)	2016	Japan	60,400	2023-26(2)	IVS Supramax Pool
IVS Windsor	2016	Japan	60,280	2023-26(2)	IVS Supramax Pool
IVS Pinehurst(6)	2015	Philippines(4)	57,810	2020	IVS Supramax Pool
IVS Crimson Creek	2014	Japan	57,950	2021	IVS Supramax Pool
IVS Naruo(6)	2014	Japan	60,030	2021-24(2)	IVS Supramax Pool

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Drybulk Carriers Under Construction — Long-Term Charter-In Fleet (2 Vessels)

Vessel Name	Expected Delivery	Country of Build	DWT	Charter-In Period
Supramax/Ultramax – Eco
IVS Pebble Beach(6)	3Q 2020 – 4Q 2020	Japan	62,000	2022-24(2)
IVS Atsugi(6)	4Q 2020 – 1Q 2021	Japan	62,000	2022-24(2)

Tankers – Owned Fleet (4 Vessels)

Vessel Name	Built	Country of Build	DWT	IMO Designation	Ownership Percentage	Type of Employment
Medium Range Tankers – Eco
Matuku	2016	South Korea	50,140	II,III	100%	Bareboat Charter (Expires 2022)
Leopard Moon	2013	South Korea	50,000	III	100%	Vitol Commercial(5)
Leopard Sun	2013	South Korea	50,000	III	100%	Vitol Commercial(5)
Small Product Tankers
Breede	2009	China	16,900	II, III	100%	Spot Market and COA

(1)	Owned through a joint venture with Mitsui & Co., Ltd., or Mitsui, in which we have a 51% interest.
(2)	Expiration date range represents the earliest and latest redelivery periods due to extension options. For both IVS Pebble Beach and IVS Atsugi the expiration date range is based on assumed delivery in 2020.
(3)	Owned through IVS Bulk Pte. Ltd., a subsidiary in which we have a 66.75% interest.
(4)	Constructed at Tsuneishi Cebu Shipyard, a subsidiary of Tsuneishi Shipbuilding of Japan.
(5)	Our eco product tankers, other than Matuku, are commercially managed by Mansel Pte. Ltd. Mansel, an affiliate of Vitol, procures shipping for various oil cargoes traded by Vitol.
(6)	Includes purchase options for Grindrod Shipping.
(7)	Commercially managed by Grindrod Shipping alongside the IVS Handysize Pool.
(8)	Each of IVS Knot, IVS Kinglet and IVS Magpie has undergone separate financing arrangements in which we sold the vessel but retained the right to control the use of the vessel for a period up to 2030, 2031, and 2031, respectively, and we have an option to acquire the vessel commencing in each case in 2021. We regard the vessels as owned since we have retained the right to control the use of the vessel.
(9)	A wholly owned subsidiary of the Company has contracted to sell IVS Nightjar to an unaffiliated third party, with delivery scheduled in 3Q 2020. We can provide no assurances that the delivery will take place at that time or at all.

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Our Joint Ventures

Through varying times during the periods covered by this Report on Form 6-K, we have interests in joint ventures as set out below.

IVS Bulk Pte. Ltd.

Prior to February 14, 2020, we, through our wholly owned subsidiary GSPL, owned an approximately 33.5% interest in IVS Bulk Pte. Ltd., or IVS Bulk, a joint venture with Sankaty European Investments III S.à.r.l, or Sankaty, and Regiment Capital Ltd, or Regiment. Effective February 14, 2020, we increased our ownership to 66.75% by acquiring Regiment’s interests. Effective February 14, 2020, the financials of IVS Bulk are consolidated into our financial statements following the acquisition of the additional 33.25% rather than being accounted for under the equity accounting method, as has been the case up to February 14, 2020. Accordingly, in this Report on Form 6-K references to joint ventures will include IVS Bulk only for the period prior to February 14, 2020.

Leopard Tankers Pte. Ltd.

We, through our wholly owned subsidiary GSPL, conducted a joint venture with Vitol Shipping Singapore Pte. Ltd., or Vitol, our joint venture partner, through Leopard Tankers Pte. Ltd., or Leopard Tankers, in which we have a 50% interest. Leopard Tankers owned four medium range “eco” 50,000 dwt tankers, which were commercially managed by Mansel, an affiliate of Vitol, which received a management fee. We acquired two tankers from the joint venture, namely Leopard Sun and Leopard Moon, in January and February 2019, respectively, and our joint venture partner acquired the remaining two tankers from Leopard Tankers in February and March 2019. The financial results of Leopard Tankers include the financial results of each of the four 50,000 dwt tankers until the respective dates of their sales by Leopard Tankers in 2019. The financial results of Leopard Tankers are included in our results as a joint venture under the equity accounting method. Following delivery of Leopard Sun and Leopard Moon to us in 2019, the results of these vessels are consolidated into our financial statements.

Tri-View Shipping Pte. Ltd.

We, through our wholly owned subsidiary GSPL, conduct a joint venture with Mitsui, our joint venture partner, through Tri-View Shipping Pte. Ltd., or Tri-View Shipping, in which we have a 51% interest. Tri-View Shipping owns the handysize bulk carrier IVS Triview. The results of Tri-View Shipping have been accounted for using the equity method through the period covered by this Report on Form 6-K.

Petrochemical Shipping Limited

We, through our wholly owned subsidiary GSPL, conducted a joint venture with Engen Petroleum Limited, our joint venture partner, through Petrochemical Shipping Limited, or PSL, in which we have a 50% interest. PSL owned the small tanker, Berg, which it sold in December 2018, and the medium range tanker, Lavela, which it sold in March 2019. The financial results of PSL include the financial results of its two owned tankers until the respective dates of their sales by PSL. The financial results of PSL are included in our results as a joint venture under the equity accounting method.

Island Bulk Carriers Pte. Ltd.

We, through our wholly owned subsidiary GSPL, conducted a joint venture with Rogers Shipping Pte. Ltd., our joint venture partner, through Island Bulk Carriers Pte. Ltd., or IBC. IBC does not own any vessels and charters in vessels from time to time. Through the period covered by this Report on Form 6-K, we owned a 65% interest in IBC and the results of IBC have been accounted for using the equity method. On July 3, 2020, we acquired the remaining 35% held by Rogers for a nominal consideration.

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Components of Our Operating Results

Revenue.    Revenue includes vessel revenue, ship sale revenue, and other revenue. Vessel revenue consists of charter hire revenue and freight revenue. Charter hire revenue primarily relates to time charter contracts and freight revenue primarily relates to voyage charter contracts and pool distributions (which consist of distributions to us of net earnings relating to our vessels in pools operated by third parties). Ship sale revenue includes ship sales as well as the sale of bunkers and other consumables relating to ships sold. Other revenue includes management fees and other revenue.

We generate revenue by charging customers for their use of our vessels or for the transportation by us of their drybulk and liquid bulk cargoes. Historically, these services generally have been provided by operating our vessels in commercial pools, in the spot market, and on time charters. We also manage our charter rate risk and employment risk by using forward freight arrangements and entering into COAs from time to time.

The table below illustrates in general the primary distinctions among these different employment arrangements.

	Commercial Pool	Spot Market	Time Charters
Typical contract length	Varies	Varies	Varies
Charter hire rate basis(1)	Varies	Varies	Daily
Voyage expenses	Pool pays	We or customer pays	Customer pays
Vessel operating costs for owned vessels	We pay	We pay	We pay
Charter hire costs for vessels chartered-in by us	We pay	We pay	We pay
Off-hire(2)	Pool does not pay	Customer does not pay	Customer does not pay

(1)	“Charter hire rate” refers to the basic payment from the charterer for the use of the vessel under time charter.
(2)	“Off-hire” refers to the time a vessel is not available for service due primarily to scheduled and unscheduled repairs or drydockings. For time chartered-in vessels, we do not pay the charter hire cost when the vessel is off-hire. And for time chartered-out vessels, the charterer is not obliged to pay us the charter hire when the vessel is off-hire.

We also generate revenue by acting as commercial manager for vessels owned by our joint ventures or by third parties, and as technical manager for vessels owned by our joint ventures. The commercial management services we provide are in respect of our management and operation of our drybulk handysize pool, or the IVS Handysize Pool, and our drybulk, supramax and ultramax pool, or the IVS Supramax Pool, and the commercial management of three large drybulk handysize vessels we own through IVS Bulk that, due to their size, do not trade in the IVS Handysize Pool. Commercial management fees are charged per vessel as a fixed daily fee plus a fixed percentage of the TCE revenue achieved by the managed vessel. Technical management fees are charged at an agreed fixed amount per year or part thereof to cover our time and expertise. Effective February 14, 2020, commercial management fees and technical management fees from IVS Bulk are eliminated from our revenue as the results of IVS Bulk are consolidated into our results.

Cost of sales.    Cost of sales includes voyage expenses which represent the direct costs associated with operating a vessel between loading and discharge at the applicable ports and include pool distributions (which consist of net earnings payable to third-party and joint venture owners of vessels in the pools we manage), fuel expenses, port expenses, other expenses and freight forward agreements; vessel operating costs, which consist of crew expenses, repairs and maintenance, insurance, and other costs associated with the technical management of the fleet; charter hire costs, which primarily relates to time charter contracts; depreciation of ships, drydocking and plant and equipment – owned assets; depreciation of ships and ship equipment – right-of-use assets; other expenses, which consist of freight expenses, cargo handling, provision for onerous contracts, and other logistic purchases; and cost of ship sale, which consists of cost of sales on sale of ships classified as inventories and cost of sales on sale of bunkers and other consumables sold with a vessel.

Other operating income (expense).    Other operating expense consisted primarily of foreign exchange loss, impairment loss on ships, impairments on intangibles and goodwill, impairment loss on right-of-use assets, impairment loss on disposal group and others. Other operating income consists of dividend income, profit on sale of business and foreign exchange gain.

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Administrative expenses.    Administrative expenses comprise general corporate overhead expenses, including personnel costs, property costs, audit fees, legal and professional fees, and other general administrative expenses. Personnel costs include, among other things, salaries and short- and long-term incentives, pension costs, fringe benefits, travel costs and health insurance.

Share of losses of joint ventures.    Share of losses of joint ventures relates to losses attributable to our joint ventures. Our joint ventures, which include IVS Bulk for periods prior to February 14, 2020, are accounted for on an equity basis.

Interest income.    Interest income primarily relates to interest on loans to joint ventures; bank interests; and other interests.

Interest expense.    Interest expense primarily relates to interest on ship loans, interest on loans from related companies, interest on bank loans and interest determined under IFRS 16 that relates to leases.

Income tax. Income tax represents the sum of the tax currently payable and deferred tax. The tax currently payable is based on taxable profit for the period. Deferred tax is recognized on the differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable income.

COVID-19 Impact

Due to the variety of factors that impact our business and the dynamic nature of our industry, it is difficult to fully assess and quantify the impact of COVID-19 on our business, results of operations, cash flows and financial condition, and on the dry bulk and tanker industries in general. The direct, additional expense incurred by us specifically as a result of COVID-19 related factors for the six months ended June 30, 2020 has not been material. While revenue rates are impacted by a variety of factors, we believe the outbreak of COVID-19, and its impact on the global economy, has had a negative impact on revenue rates thus far in 2020. Further, our ability to efficiently utilize our vessels has, in certain instances and for various direct and indirect COVID-19 related reasons, such as quarantines and changed cargo flows, been impacted resulting in the revenue and TCE per day as reported for the six months ended June 30, 2020 being lower than what it might otherwise have been, although we have not attempted to quantify this effect since it would require making a number of significant assumptions. In addition, during the six months ended June 30, 2020, we have sold a number of vessels and we have plans to sell certain additional vessels for a number of reasons, including to provide liquidity to repay a portion of our debt. The COVID-19 pandemic has resulted in various practical difficulties in the process of selling and delivering vessels and, while we have managed to overcome these difficulties thus far, we believe that these practical difficulties, together with the uncertainty and other effects of the COVID-19 pandemic in our markets, have depressed the prices at which vessels are being bought and sold, although it is not possible to accurately determine the quantum of this effect, which may impact the ability to sell a vessel at expected valuations or at all.

Other significant COVID-19 related factors that we have experienced during 2020 include:

•	generally higher levels of caution amongst our lenders;

•	reduced cargo flows from certain customers affected by COVID-19;

•	reduced efficiency of cargo handling and other delays at certain ports;

•	delays to scheduled changes of crew;

•	remote working by our staff;

•	delays in implementing certain planned information technology changes;

•	higher individual airline ticket prices, but a lower incidence of travel by our employees generally; and

•	a reduction in marketing activities.

The type of COVID-19 related factors and the severity, and financial and operational impacts on us of such factors in subsequent periods may not be the same as they have been to date.

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Factors Affecting Our Results of Operations and Financial Condition

The principal factors which affect our results of operations and financial condition include:

•	strength of world economies, in particularly in China and the rest of the Asia-Pacific region;
•	the effects of the COVID-19 pandemic on our operations and the demand and trading patterns for both the drybulk and product tanker markets, and the duration of these effects;
•	cyclicality in the drybulk and tanker industries and volatility of charter rates which is impacted by supply and demand;
•	seasonality;
•	our ability to successfully compete in the drybulk and tanker markets and employ or procure the employment of our vessels at economically attractive rates;
•	changes in supply of drybulk and tanker vessels;
•	the duration of our charter contracts and market conditions when charters expire;
•	our decisions relating to vessel acquisitions and disposals and our ability to buy and sell vessels, and to charter-in vessels at prices we deem satisfactory;
•	the strength of and growth in the number of our customer relationships;
•	an increase in the price of bunker or other market-related increases to components of our costs of sales, including the costs associated with the IMO 2020 regulations limiting sulfur content in fuels;
•	depreciation on our vessels and potential impairment charges;
•	the amount of time and expense that we spend positioning our vessels and changes in trade routes for a variety of reasons, including as a result of additional trade tariffs imposed by China and the United States;
•	loss of operating days through accidents or other damage to our vessels, as well as a result of disruptions along our operating routes;
•	the failure of counterparties to fully perform their contracts with us;
•	the required maintenance capital expenditures relating to our vessels and other administrative expenses;
•	the amount of expense incurred, and time that our vessels spend, in drydock undergoing repairs;
•	the age, condition and specifications of our vessels;
•	the effective and efficient technical management of our vessels and our vessel operating costs;
•	our ability to satisfy the technical, health, safety and compliance standards of our customers, especially major oil companies;
•	our ability to access capital to finance our fleet, including our ability to pay down our existing credit facilities if the fair market values of our vessels decline;
•	our level of debt and related interest expense;
•	fluctuations in interest rates, and foreign exchange rates, and the uncertainty surrounding the continued existence of LIBOR;
•	corruption, piracy, militant activities, political instability and terrorism in locations where we may operate;
•	losses or provisions for losses on uncollectible revenue;
•	the effectiveness of forward freight agreements, bunker swaps and other contracts we may enter into to manage our revenue and expenses and costs in unwinding them;
•	the cost and adequacy or otherwise of our insurance coverage;
•	fluctuations in foreign currency exchange rates; and
•	inflation.

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Non-GAAP Financial Measures

The financial information included in this Report on Form 6-K includes certain “non-GAAP financial measures” as such term is defined in SEC regulations governing the use of non-GAAP financial measures. Generally, a non-GAAP financial measure is a numerical measure of a company’s operating performance, financial position or cash flows that excludes or includes amounts that are included in, or excluded from, the most directly comparable measure calculated and presented in accordance with IFRS. For example, non-GAAP financial measures may exclude the impact of certain unique and/or non-operating items such as acquisitions, divestitures, restructuring charges, large write-offs or items outside of management’s control. Management believes that the non-GAAP financial measures described below provide investors and analysts useful insight into our financial position and operating performance.

TCE Revenue and TCE per day. TCE revenue is defined as vessel revenue less voyage expenses. Such TCE revenue, divided by the number of our operating days during the period, is TCE per day. Vessel revenue and voyage expenses as reported for our operating segments include a proportionate share of vessel revenue and voyage expenses attributable to our joint ventures based on our proportionate ownership of the joint ventures for the period the joint venture existed during the relevant period. The number of operating days used to calculate TCE per day also includes the proportionate share of our joint ventures’ operating days for the period the joint venture existed during the relevant period and also includes charter-in days.

TCE per day is a common shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters have to cover voyage expenses and are generally not expressed in per-day amounts while charter hire rates for vessels on time charters do not cover voyage expenses and generally are expressed in per day amounts.

Below is a reconciliation from TCE revenue to revenue:

	Six months ended June 30,
	2020			2019
(In thousands of U.S. dollars)	Revenue	Voyage Expenses	TCE Revenue	Revenue	Voyage Expenses	TCE Revenue
Vessel Revenue
Handysize	38,273	(18,731)	19,542	50,228	(27,296)	22,932
Supramax/ultramax	63,565	(30,991)	32,574	71,401	(37,118)	34,283
Medium range tankers	20,389	(1)	20,388	20,294	(3,891)	16,403
Small tankers	3,518	(892)	2,626	7,437	(1,081)	6,356
Other drybulk carriers	122			-
Other tankers	2,592			2,569
Other revenue	39,148			19,542
Adjustments*	(462)			(4,251)
Revenue	167,145			167,220

*	Vessel revenue earned and voyage expenses incurred by the joint ventures are included within the operating segment information on a proportionate consolidation basis for the period the joint venture existed during the period. Accordingly, joint ventures proportionate financial information are adjusted out to reconcile to the unaudited interim condensed consolidated financial statements.

Vessel operating costs per day. Vessel operating costs per day represents vessel operating costs divided by the number of calendar days for owned vessels during the period. The vessel operating costs and the number of calendar days used to calculate vessel operating costs per day includes the proportionate share of our joint ventures’ vessel operating costs and calendar days for the period the joint venture existed during the relevant period and excludes charter-in costs and charter-in days.

Vessel operating costs per day is a non-GAAP performance measure commonly used in the shipping industry to provide an understanding of the daily technical management costs relating to the running of owned vessels.

Long-term charter-in costs and Long-term charter-in costs per day. Long-term charter-in costs is defined as the charter costs relating to chartered-in vessels included in our fleet from time to time, which are vessels for which the period of the charter that we initially commit to is 12 months or more, even if at a given time the remaining period of their charter may be less than 12 months (“long-term charter-in vessels”). Such long-term charter-in costs, divided by the number of operating days for the relevant vessels during the period, is long-term charter-in costs per day.

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Before the application of IFRS 16 on January 1, 2019, long-term charter-in costs were included in charter hire costs in the statement of profit and loss. From January 1, 2019, charter hire costs in the statement of profit and loss only includes charter costs that meet the definition of short-term leases in terms of IFRS 16 which, due to practical expedients allowed under IFRS 16, for the period from January 1, 2019 to December 31, 2019 includes charter costs relating to some but not all of our long-term charter-in vessels, with the charter costs relating to the remainder of our long-term charter-in vessels presented as lease payments on ships. Accordingly, charter hire costs and lease payments on ships together comprise “adjusted charter hire costs”.

Long-term charter-in costs and long-term charter-in costs per day are non-GAAP performance measures used primarily to provide an understanding of the total costs and total costs per day relating to the charter-in of the Company’s long-term chartered-in vessels.

Below is a reconciliation from long-term charter-in costs to Adjusted charter hire costs.

	Six months ended June 30,
	2020
(In thousands of U.S. dollars)	Charter hire costs	Lease payments on Ships	Adjusted charter hire costs	Long-term charter-in costs	Short-term charter-in costs	Adjusted charter hire costs

Handysize	4,851	-	4,851	-	4,851	4,851
Supramax/ultramax	10,984	13,044	24,028	13,535	10,493	24,028
Medium range tankers	3,698	1,795	5,493	5,493	-	5,493
Small tankers	-	-	-	-	-	-
Others	-	-	-			-
Adjustments(*)	-	-	-			-
	19,533	14,839	34,372			34,372

	Six months ended June 30,
	2019
(In thousands of U.S. dollars)	Charter hire costs	Lease payments on Ships	Adjusted charter hire costs	Long-term charter-in costs	Short-term charter-in costs	Adjusted charter hire costs

Handysize	7,153	-	7,153	-	7,153	7,153
Supramax/ultramax	21,329	11,938	33,267	14,041	19,226	33,267
Medium range tankers	2,769	2,769	5,538	5,538	-	5,538
Small tankers	-	-	-	-	-	-
Others	-	-	-			-
Adjustments(*)	(502)	-	(502)			(502)
	30,749	14,707	45,456			45,456

*	Charter hire costs, Lease payments on Ships, Long-term charter-in costs and Short-term charter-in costs incurred by the joint ventures are included within the operating segment information on a proportionate consolidation basis. Accordingly, joint ventures’ proportionate financial information are adjusted out to reconcile to the unaudited interim condensed consolidated financial statements.

EBITDA and Adjusted EBITDA. EBITDA is defined as earnings before income tax, interest income, interest expense, share of losses of joint ventures and depreciation and amortization. For periods commencing January 1, 2019, interest expense and depreciation and amortization include amounts relating to leases and classified, as appropriate, as interest expense or depreciation – right of use assets under the application of IFRS 16. Adjusted EBITDA is EBITDA adjusted to exclude the items set forth in the table below, which represent certain non-recurring, non-operating or other items that we believe are not indicative of the ongoing performance of our core operations.

EBITDA and Adjusted EBITDA are used by analysts in the shipping industry as common performance measures to compare results across peers. EBITDA and Adjusted EBITDA are not items recognized by IFRS, and should not be considered in isolation or used as alternatives to loss for the period or any other indicator of our operating performance.

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Our presentation of EBITDA and Adjusted EBITDA is intended to supplement investors’ understanding of our operating performance by providing information regarding our ongoing performance that exclude items we believe do not directly affect our core operations and enhancing the comparability of our ongoing performance across periods. Our management considers EBITDA and Adjusted EBITDA to be useful to investors because such performance measures provide information regarding the profitability of our core operations and facilitate comparison of our operating performance to the operating performance of our peers. Additionally, our management uses EBITDA and Adjusted EBITDA as measures when reviewing our operating performance. While we believe these measures are useful to investors, the definitions of EBITDA and Adjusted EBITDA used by us may not be comparable to similar measures used by other companies.

The table below presents the reconciliation between loss for the period to EBITDA and Adjusted EBITDA for the six months ended June 30, 2020 and June 30, 2019:

	Six months ended June 30,
(In thousands of U.S. dollars)	2020	2019

Loss for the period	$(12,311)	$(18,954)
Adjusted for:
Income tax expense	454	633
Interest income	(449)	(1,215)
Interest expense	8,634	5,815
Share of losses of joint ventures	2,538	1,538
Depreciation and amortization	25,720	22,610

EBITDA	24,586	10,427

Adjusted for
Impairment loss recognized on ships	3,662	4,304
Impairment loss recognized on net assets of disposal group	576	-

ADJUSTED EBITDA	28,824	14,731

Headline Loss and Headline Loss Per Share. The Johannesburg Stock Exchange, or JSE, requires that we calculate and publicly disclose Headline Loss Per Share and Diluted Headline Loss Per Share. Headline Loss Per Share is calculated using net income which has been determined based on IFRS. Accordingly, this may differ to the Headline Loss Per Share calculation of other companies listed on the JSE because such companies may report their financial results under a different financial reporting framework such as U.S. GAAP.

Headline Loss for the period represents Loss for the period attributable to owners of the Company adjusted for the re-measurements that are more closely aligned to the operating or trading results as set forth below, and Headline Loss Per Share represents this figure divided by the weighted average number of ordinary shares outstanding for the period.

The table below presents a reconciliation between Loss for the period attributable to owners of the Company to Headline Loss for the six months ended June 30, 2020 and June 30, 2019.

	Six months ended June 30,
(In thousands of U.S. dollars, other than per share data)	2020	2019
Reconciliation between loss for the period attributable to owners of the Company and headline loss:
Loss for the period attributable to owners of the Company	$(10,495)	$(18,954)
Adjusted for:
- Impairment loss recognized on ships	3,662	4,304
- Impairment loss recognized on net assets of disposal group	576	-
- Loss on disposals of plant and equipment	-	193
Headline Loss	(6,257)	(14,457)

Weighted average number of shares on which the per share figures have been calculated	18,925,969	19,063,833
Basic and diluted Loss Per Share	$(0.55)	$(0.99)
Basic and diluted Headline Loss Per Share	$(0.33)	$(0.76)

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Results of Operations

Six Months Ended June 30, 2020 Compared to the Six Months Ended June 30, 2019

Certain financial data on a consolidated basis and for our primary segments was as follows for the six months ended June 30, 2020 and 2019. This information was derived from our unaudited interim condensed financial statements for the respective periods.

Consolidated Results of Operations

Unaudited Interim Condensed Consolidated Statement of Profit or Loss and Comprehensive data

	Six months ended June 30,
(In thousands of U.S. dollars, other than per share data)	2020	2019
Revenue	$167,145	$167,220
Cost of sales
Voyage expenses	(52,411)	(74,382)
Vessel operating costs	(22,252)	(16,749)
Charter hire costs	(19,533)	(30,749)
Depreciation of ships, drydocking and plant and equipment– owned assets	(11,733)	(8,496)
Depreciation of ships and ship equipment – right-of-use assets	(13,336)	(13,821)
Other expenses	(605)	(352)
Cost of ship sale	(38,362)	(16,739)
Gross profit	8,913	5,932
Other operating income (expense)	2,173	(4,802)
Administrative expenses	(12,220)	(13,313)
Share of losses of joint ventures	(2,538)	(1,538)
Interest income	449	1,215
Interest expense	(8,634)	(5,815)
Loss before taxation	(11,857)	(18,321)
Income tax	(454)	(633)
Loss for the period	(12,311)	(18,954)

Loss for the period attributable to:
Owners of the Company	(10,495)	(18,954)
Non-controlling interests	(1,816)	-
	(12,311)	(18,954)

Loss per share attributable to owners of the Company:
Weighted average number of shares on which the per share figures have been calculated	18,925,969	19,063,833
- Basic and diluted	$(0.55)	$(0.99)

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Segment Results of Operations (1)

	Six months ended June 30,
(In thousands of U.S. dollars)	2020	2019

Drybulk Carriers Business
Handysize Segment
Revenue	$38,640	$58,983
Cost of sales	(43,136)	(60,479)
Supramax/Ultramax Segment
Revenue	$63,758	$71,963
Cost of sales	(63,317)	(72,569)

Tanker Business
Medium Range Tanker Segment
Revenue	$49,203	$27,647
Cost of sales	(41,047)	(24,510)
Small Tanker Segment
Revenue	$12,601	$15,917
Cost of sales	(11,966)	(14,284)

(1)	Segment results of operations include the proportionate share of joint ventures, which differs from the consolidated statements of profit or loss in our unaudited interim condensed consolidated financial statements which account for our investments in joint ventures under the equity method.

Set forth below are selected historical and statistical data of our operating fleet for the six months ended June 30, 2020 and 2019 that we believe may be useful in better understanding our operating fleet’s financial position and results of operations(1). This table contains certain information regarding TCE per day, vessel operating costs per day and long-term charter-in costs per day which are non-GAAP measures. For a discussion and reconciliation of certain of these measures, see “Non-GAAP Financial Measures” above.

	Six months ended June 30,
(In thousands of U.S. dollars)	2020	2019

Drybulk Carriers Business
Handysize Segment
Calendar days(2)	3,444	3,306
Available days(3)	3,418	3,285
Operating days(4)	3,385	3,262
Owned fleet operating days(5)	2,706	2,341
Long-term charter-in days(6)	-	-
Short-term charter-in days(7)	679	921
Fleet utilization(8)	99.0%	99.3%
TCE per day(9)	$5,773	$7,030
Vessel operating costs per day(10)	$4,808	$4,980
Long-term charter-in costs per day(11)	$-	$-
Supramax/Ultramax Segment
Calendar days(2)	3,657	3,285
Available days(3)	3,651	3,280
Operating days(4)	3,555	3,271
Owned fleet operating days(5)	1,138	358
Long-term charter-in days(6)	1,127	1,106
Short-term charter-in days(7)	1,290	1,807
Fleet utilization(8)	97.4%	99.7%
TCE per day(9)	$9,163	$10,481
Vessel operating costs per day(10)	$4,666	$4,428
Long-term charter-in costs per day(11)	$12,010	$12,695

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Tankers Business
Medium Range Tankers Segment
Calendar days(2)	1,056	1,149
Available days(3)	1,056	1,149
Operating days(4)	1,054	1,149
Owned fleet operating days(5)	695	787
Long-term charter-in days(6)	359	362
Short-term charter-in days(7)	-	-
Fleet utilization(8)	99.8%	100%
TCE per day(9)	$19,343	$14,276
Vessel operating costs per day(10)	$6,664	$6,576
Long-term charter-in costs per day(11)	$15,300	$15,298
Small Tanker Segment
Calendar days(2)	241	541
Available days(3)	241	529
Operating days(4)	231	529
Owned fleet operating days(5)	231	529
Long-term charter-in days(6)	-	-
Short-term charter-in days(7)	-	-
Fleet utilization(8)	95.8%	100%
TCE per day(9)	$11,368	$12,015
Vessel operating costs per day(10)	$6,377	$6,516
Long-term charter-in costs per day(11)	$-	$-

(1)	Segment results of operations include the proportionate share of joint ventures, which differs from the consolidated statements of profit or loss in our unaudited interim condensed consolidated financial statements which account for our investments in joint ventures under the equity method.
(2)	Calendar days: total calendar days the vessels were in our possession for the relevant period.
(3)	Available days: total number of calendar days a vessel is in our possession for the relevant period after subtracting off-hire days for scheduled drydocking and special surveys. We use available days to measure the number of days in a relevant period during which vessels should be available for generating revenue.
(4)	Operating days: the number of available days in the relevant period a vessel is controlled by us after subtracting the aggregate number of days that the vessel is off-hire due to a reason other than scheduled drydocking and special surveys, including unforeseen circumstances. We use operating days to measure the aggregate number of days in a relevant period during which vessels are actually available to generate revenue.
(5)	Owned fleet operating days: the number of operating days in which our owned fleet is operating for the relevant period.
(6)	Long-term charter-in days: the number of operating days in which our long-term charter-in fleet is operating for the relevant period. We regard chartered-in vessels as long-term charters if the period of the charter we initially commit to is 12 months or more. Once we have included such chartered-in vessels in our fleet, we will continue to regard them as part of our fleet until the end of their chartered-in period, including any period that the charter has been extended under an option, even if at a given time the remaining period of their charter may be less than 12 months.
(7)	Short-term charter-in days: the number of operating days for which we have chartered-in third party vessels for durations of less than one year for the relevant period.
(8)	Fleet utilization: the percentage of time that vessels are available for generating revenue, determined by dividing the number of operating days during a relevant period by the number of available days during that period. We use fleet utilization to measure a company’s efficiency in technically managing its vessels.
(9)	TCE per day: vessel revenue less voyage expenses during a relevant period divided by the number of operating days during the period. The number of operating days used to calculate TCE revenue per day includes the proportionate share of our joint ventures’ operating days and includes charter-in days. Please see “Non-GAAP Financial Measures” above for a discussion of TCE revenue and a reconciliation of TCE revenue to revenue.
(10)	Vessel operating costs per day: vessel operating costs per day represents vessel operating costs divided by the number of calendar days for owned vessels. The vessel operating costs and the number of calendar days used to calculate vessel operating costs per day includes the proportionate share of our joint ventures’ vessel operating costs and calendar days and excludes charter-in costs and charter-in days. Please see “Non-GAAP Financial Measures” above for a discussion of vessel operating costs per day.

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(11)	Long-term charter-in costs per day: charter costs associated with long-term chartered-in vessels divided by long-term charter-in days for the relevant period. Please see “Non-GAAP Financial Measures” above for a discussion of long-term charter-in costs and its reconciliation to adjusted charter hire costs. That discussion also shows an analysis of adjusted charter hire costs split between long-term charter-in costs and short-term charter-in costs.

The average long-term charter-in costs per day for the supramax/ultramax fleet for the second half of 2020 is expected to be approximately $11,950/day. The average long-term charter-in costs per day for the medium range tanker fleet for the period July 1, 2020 through July 9, 2020 was $15,300 per day. As of July 10, 2020 we no longer have any long-term chartered-in medium range tankers in our fleet.

Revenue. Revenue remained relatively flat with a slight decrease of $0.1 million, or approximately 0.1%, from $167.2 million for the six months ended June 30, 2019 to $167.1 million for the six months ended June 30, 2020. The largest component of revenue is vessel revenue. Vessel revenue decreased by $19.7 million, or approximately 13.3%, from $147.7 million for the six months ended June 30, 2019 to $128.0 million for the six months ended June 30, 2020. Improved spot rates in the tanker market were offset by a decrease in the spot rates in the drybulk market in the first half of 2020. Ship sale revenue increased by $21.4 million, or approximately 129.7%, from $16.5 million for the six months ended June 30, 2019 to $37.9 million for the six months ended June 30, 2020, with the sale of a small tanker and two medium range tankers in the first half of 2020.

Drybulk Business Total Revenue and Vessel Revenue

In the drybulk business, our handysize total revenue and supramax/ultramax total revenue decreased by $20.4 million and $8.2 million, respectively, or approximately 34.6% and 11.4%, respectively, from $59.0 million and $72.0 million, respectively, for the six months ended June 30, 2019 to $38.6 million and $63.8 million, respectively, for the six months ended June 30, 2020. The decrease in the handysize total revenue is due to revenue arising from the sale of a vessel in the first half of 2019 and by a general weakening of the spot market rates, and the decrease in the supramax/ultramax total revenue is due to the general weakening of the spot market rates. In both the handysize and supramax/ultramax segments this was offset by an increase in the number of operating days due to the consolidation of the IVS Bulk vessels from February 14, 2020.

Our handysize vessel revenue and supramax/ultramax vessel revenue decreased by $11.9 million and $7.8 million, respectively, or approximately 23.7% and 10.9%, respectively, from $50.2 million and $71.4 million, respectively, for the six months ended June 30, 2019 to $38.3 million and $63.6 million, respectively, for the six months ended June 30, 2020. This was primarily due to a general weakening of the drybulk spot market rates.

Tankers Business Total Revenue and Vessel Revenue

In the tankers business, our medium range tankers and small tankers total revenue increased by $21.6 million and decreased by $3.3 million, respectively, or approximately 78.3% and 20.8%, respectively, from $27.6 million and $15.9 million, respectively, for the six months ended June 30, 2019 to $49.2 million and $12.6 million, respectively, for the six months ended June 30, 2020. The increase in the total revenue was primarily due to the sale of two medium range tanker and a small tanker compared to the sale of a medium range tanker that was held in a joint venture and a small tanker in the previous period. Total revenue was also impacted by a general increase in medium range tanker spot market rates in the first half of 2020.

Our medium range tankers and small tankers vessel revenue increased by $0.1 million and decreased by $3.9 million, respectively, or approximately 0.5% and 52.7%, respectively, from $20.3 million and $7.4 million, respectively for the six months ended June 30, 2019 to $20.4 million and $3.5 million, respectively, for the six months ended June 30, 2020. The increase in the medium range tankers vessel revenue was due to a general increase in the medium range tanker spot market charter rates offsetting the effect of fewer operating days, and the decrease in the small tankers vessel revenue was primarily due to the reduction in operating days due to the sale of two small tankers.

Drybulk Business TCE Revenue

Handysize TCE per day decreased by $1,257 per day, or approximately 17.9%, from $7,030 per day for the six months ended June 30, 2019 to $5,773 per day for the six months ended June 30, 2020. This decrease was due to a decrease in handysize spot market charter rates in the first half of 2020.

Supramax/ultramax TCE per day decreased by $1,318 per day, or approximately 12.6%, from $10,481 per day for the six months ended June 30, 2019 to $9,163 per day for the six months ended June 30, 2020. This decrease was due to a decrease in supramax/ultramax spot market charter rates in the first half of 2020.

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Tankers Business TCE Revenue

Medium range tankers TCE per day increased by $5,067 per day, or approximately 35.5%, from $14,276 per day for the six ended June 30, 2019 to $19,343 per day for the six months ended June 30, 2020. This increase was due to an increase in medium range tanker spot market charter rates in the first half of 2020.

Small tankers TCE per day decreased by $647 per day, or approximately 5.4%, from $12,015 per day for the six months ended June 30, 2019 to $11,368 per day for the six months ended June 30, 2020. This decrease was due to local market and operational disruptions in respect of the remaining small tanker as a result of the COVID-19 pandemic.

Cost of sales. Cost of sales decreased by $3.1 million, or approximately 1.9%, from $161.3 million for the six months ended June 30, 2019 to $158.2 million for the six months ended June 30, 2020. The largest component of cost of sales is voyage expenses, which decreased by $22.0 million from $74.4 million for the six months ended June 30, 2019 to $52.4 million for the six months ended June 30, 2020. The second largest component of cost of sales is charter hire expense, which decreased by $11.2 million from $30.7 million for the six months ended June 30, 2019 to $19.5 million for the six months ended June 30, 2020. The decrease in cost of sales is due to the lower charter hire costs as drybulk spot charter rates decreased in the first half of 2020 as well as the decrease in pool distributions to third parties following the purchase and consolidation of IVS Bulk. The decrease was partially offset by the increase in cost of ship sales as two medium range tankers and a small tanker were sold in the first half of 2020 compared to the sale of one handysize drybulk carrier and one small tanker in the first half of 2019.

Drybulk Business Cost of Sales

In the drybulk business, our handysize segment and supramax/ultramax segment cost of sales decreased by $17.4 million and by $9.3 million, respectively, or approximately 28.8% and 12.8%, from $60.5 million and $72.6 million, respectively, for the six months ended June 30, 2019 to $43.1 million and $63.3 million, respectively, for the six months ended June 30, 2020. The decrease in drybulk cost of sales for handysized vessels was primarily due to the cost of sale of the vessel sold in the first half of 2019, lower charter-in cost on short-term charters as drybulk spot charter rates decreased over the first half of 2020 and reduced third party pool distributions following the purchase and consolidation of IVS Bulk.

Our handysize voyage expenses and supramax/ultramax voyage expenses decreased by $8.6 million and $6.1 million, respectively, or approximately 31.5% and 16.4%, from $27.3 million and $37.1 million, respectively, for the six months ended June 30, 2019 to $18.7 million and $31.0 million, respectively, for the six months ended June 30, 2020. These decreases were primarily due to a decrease in the number of voyage charters in 2020 compared to 2019 and a decrease in the third party pool distributions following the purchase and consolidation of IVS Bulk. Our handysize vessel operating costs and supramax/ultramax vessel operating costs increased from $11.9 million and $1.6 million, respectively for the six months ended June 30, 2019, to $13.3 million and $5.7 million for the six months ended June 30, 2020, respectively. The increase in our handysize vessel operating costs was primarily due to an increase in the number of owned handysize and supramax/ultramax vessels operating in the first half of 2020 following the purchase and consolidation of IVS Bulk.

Handysize vessel operating costs per day decreased by $172 per day from $4,980 per day for the six months ended June 30, 2019 to $4,808 per day for the six months ended June 30, 2020. These decreases were primarily due to the addition of approximately four young handysize vessels, with relatively low daily operating costs, in the group of handysize vessels included in the calculation of vessel operating costs per day following the consolidation of IVS Bulk in our accounts from February 14, 2020. Supramax/ultramax vessel operating costs per day increased by $238 per day from $4,428 per day for the six months ended June 30, 2019 to $4,666 per day for the six months ended June 30, 2020. These increases were primarily due to issues on a small number of ships with the changeover from high sulfur fuel to low sulfur fuel.

Tankers Business Cost of Sales

In the tankers business, our medium range tankers and small tankers cost of sales increased by $16.5 million and decreased by $2.3 million, respectively, or approximately 67.3% and 16.1%, respectively, from $24.5 million and $14.3 million, respectively, for the six months ended June 30, 2019 to $41.0 million and $12.0 million, respectively, for the six months ended June 30, 2020. This increase in tankers cost of sales was primarily due to an increase in the cost of ship sale on the sale of two medium range tanker and a small tanker in the first half of 2020 compared to a partially owned medium range tanker and a small tanker in the first half of 2019. The increase was offset by the reduced number of small and medium range tankers operating in the first half of 2020.

20

Our medium range tankers and small tankers voyage expenses decreased by $3.9 million and $0.2 million, or approximately 100% and 18.2%, respectively, from $3.9 million and $1.1 million, respectively, for the six months ended June 30, 2019 to $0.0 million and $0.9 million, respectively, for the six months ended June 30, 2020. The decrease in medium range tanker voyage expenses was primarily due to there being no medium range tanker revenue reported on a voyage charter basis, and consequently no related voyage expenses, reported in the six months ended June 30, 2019 being employed in a pool during the six months ended June 30, 2020. The decrease in the small tanker voyage expenses was as a result of fewer voyages and therefore reduced costs as a result of restrictions imposed by the COVID-19 pandemic as well as a decrease in fuel costs.

Our medium range tankers and small tankers vessel operating costs decreased by $0.6 million and $2.0 million, respectively, or approximately 11.5% and 57.1%, respectively, from $5.2 million and $3.5 million, respectively, for the six months ended June 30, 2019 to $4.6 million and $1.5 million, respectively, for the six months ended June 30, 2020. These decreases were primarily due to a decrease in the number of owned medium range and small tankers in the first half of 2020.

Medium range tankers vessel operating costs per day increased by $88 from $6,576 per day for the six months ended June 30, 2019 to $6,664 per day for the six months ended June 30, 2020. This increase was primarily due to an increase in miscellaneous repair costs on one vessel.

Small tankers vessel operating costs per day decreased by $139 from $6,516 per day for the six months ended June 30, 2019 to $6,377 per day for the six months ended June 30, 2020. This decrease was primarily due to the cost of a repair to the propeller of a vessel in the six months ended June 30, 2019 that was not incurred in the six months ended June 30, 2020.

Gross profit. Gross profit increased by $3.0 million, or 50.8%, from $5.9 million for the six months ended June 30, 2019 to $8.9 million for the six months ended June 30, 2020 primarily as a result of the reasons set forth above.

Other operating income (expense). Other operating income (expense) increased by $7.0 million, or 145.8%, from $4.8 million operating expense for the six months ended June 30, 2019 to $2.2 million operating income for the six months ended June 30, 2020. For the six months ended June 30, 2019, we incurred a net foreign exchange loss of $0.3 million compared to a net foreign exchange gain of $6.6 million for the six months ended June 30, 2020 as a result of unrealized revaluations of foreign currency bank balances, vendor balances and customer balances at period end as well as realized gains on settlement of intercompany and other balances. The impairment of vessels in the six months ended June 30, 2019 amounted to $4.3 million compared to $3.7 million for the six months ended June 30, 2020. For the six months ended June 30, 2020, we recorded an impairment against the assets of the disposal group of $0.6 million.

Administrative expenses. Administrative expenses decreased by $1.1 million, or approximately 8.3%, from $13.3 million for the six months ended June 30, 2019 to $12.2 million for the six months ended June 30, 2020 primarily as a result of a decrease in staff and travel costs during the first half of 2020.

Share of losses of joint ventures. Share of losses of joint ventures increased from a loss of $1.5 million for the six months ended June 30, 2019 to a loss of $2.5 million for the six months ended June 30, 2020 as a result of the weaker drybulk markets.

Interest income. Interest income decreased from $1.2 million for the six months ended June 30, 2019 to $0.4 million for the six months ended June 30, 2020. This decrease was primarily due to the repayment of a portion of a shareholder loan provided to a joint venture.

Interest expense. Interest expense increased from $5.8 million for the six months ended June 30, 2019 to $8.6 million for the six months ended June 30, 2020. The increase in interest expense was primarily additional debt facilities due to the acquisition and consolidation of IVS Bulk and the higher interest rate on the short-term Sankaty facility which was partially offset by a lower LIBOR rate.

Income tax. Income tax remained relatively flat at $0.6 million for the six months ended June 30, 2019 and $0.5 million for the six months ended June 30, 2020.

Loss for the period. Our loss for the six months ended June 30, 2020 decreased from a loss of $19.0 million for the six months ended June 30, 2019 to $12.3 million for the six months ended June 30, 2020 for the same reasons set forth above.

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Liquidity and Capital Resources

Overview

We operate in a capital intensive industry. As of the date of this Report on Form 6-K, our primary short-term liquidity needs relate to working capital needs relating to voyages in progress, corporate overhead, drydock payments, payments of interest, quarterly principal payments under our credit facilities, any balloon payments on loans coming due in the next 12 months, while our long-term liquidity needs are expected to primarily relate to drydock payments, installment payments on new building construction contracts, investment in joint ventures or directly in new and secondhand vessels and final balloon payments relating to our credit facilities.

As of the date of this Report on Form 6-K, we have purchase options to acquire five vessels. We have options to purchase the IVS Naruo, the IVS Pinehurst, the IVS Hayakita, the IVS Pebble Beach and the IVS Atsugi that have or are expected to first enter into the exercise periods under their respective charter parties in December 2019, May 2020, September 2021, September 2022, and December 2022 respectively. The prices of these purchase options range from approximately $18.0 million to $25.8 million, subject to adjustments, where an option is exercisable on more than one date, based on the remaining time balance of the charter. In each case, such purchase option is subject to certain other adjustments and conditions and will expire at the completion of the applicable time charter.

We expect that we will rely upon external financing sources, including bank and other borrowings, to fund acquisitions and expansion and replacement capital expenditures. We cannot assure you that we will be able to secure adequate financing or obtain additional funds on favorable terms to meet our liquidity needs. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations, which includes proceeds from the sale of vessels, including planned and contracted sales, and borrowings. Generally, our long-term sources of funds will be from cash from operations, long-term borrowings and other debt or equity financings.

The shipping environment has been challenging and volatile over the last several years due to an oversupply of vessels allied to a lower growth rate of the world economy. As a result, we have reported losses and negative cash flow for the last three consecutive financial years, and whilst cash flow was positive for the six months ended June 30, 2020, we reported a loss in this period. The outbreak of COVID-19 from the beginning of 2020 has resulted in governments of many countries implementing measures to mitigate the spread of the virus. These measures have resulted in a significant reduction in global economic activity and extreme volatility in the freight rates for drybulk and tanker vessels which has a significant impact on our operations and cash flows. We manage liquidity risk by monitoring forecast and actual cash flows and ensuring that adequate borrowing facilities are maintained. Our management may, from time to time, at their discretion raise or borrow monies for our requirements as they deem fit. There are measures in place to preserve cash, maintain adequate financing to meet our obligations and protect existing loan covenants imposed by the banks. The covenant levels are monitored continuously to identify any potential covenant issues so that solutions such as waivers or modifications to the loan covenants to obtain more favorable terms can be implemented in advance. We may seek to accomplish any of these independently or in conjunction with one or more of these actions. If the unfavorable market conditions persist, we may be unable to accomplish any of the foregoing on acceptable terms or at all. Based on the 12 months cash flow forecast prepared by management from the date of this Report on Form 6-K, our Board of Directors has no reason to believe that we will not continue as a going concern and has assessed that that there is no material uncertainty related to these conditions and there is no substantial doubt about our ability to continue as a going concern. We have plans in place to sell certain vessels, repay certain loans, protect existing covenants on term loans and maintain adequate liquidity.

Cash Flow Discussion

The following table presents cash flow information for each of the six months ended June 30, 2020 and 2019:

	Six months ended June 30,
(In thousands of U.S. dollars)	2020	2019

Net cash flows generated from (used in) operating activities	$48,786	$(32,443)
Net cash (used in) generated from investing activities	(25,642)	31,171
Net cash flows (used in) generated from financing activities	(15,227)	2,770
Net increase in cash and cash equivalents	7,917	1,498
Cash and cash equivalents, beginning of period	32,386	33,498
Effect of exchange rate changes on the balance of cash held in foreign currencies	(1,144)	125
Cash and cash equivalents, end of period	39,159	35,121

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Net cash flows generated from (used in) operating activities. Net cash flows generated from (used in) operating activities improved by $81.2 million from an outflow of $32.4 million for the six months ended June 30, 2019 to an inflow of $48.8 million for the six months ended June 30, 2020. Operating cash flows before movement in working capital and ships increased by $8.1 million in the six months ended June 30, 2020 as compared to the six months ended June 30, 2019 due to the acquisition in February 2020 and subsequent consolidation of IVS Bulk which resulted in reduced third party pool distributions. Cash flows from the movement in working capital was $11.6 million less in the six months ended June 30, 2020 as compared with the six months ended June 30, 2019 due to the consolidation of IVS Bulk and the repayment of related parties. The net effect of capital expenditure on ships and proceeds on the sale of ships was an inflow of $35.7 million in the six months ended June 30, 2020 as compared with an outflow of $50.9 million in the six months ended June 30, 2019, a difference of $86.6 million. Two medium range tankers and a small tanker were sold in the six months ended June 30, 2020. In comparison, two medium range tankers were acquired, progress payments were made on two supramax/ultramax ships under construction and ships sales included a handysize vessel, a small tanker and a partially owned medium range tanker in the six months to June 30, 2019.

Net cash (used in) generated from investing activities. Net cash (used in) generated from investing activities decreased by $56.8 million from an inflow of $31.2 million for the six months ended June 30, 2019, to an outflow of $25.6 million for the six months ended June 30, 2020. Net cash used in investing activities for the six months ended June 30, 2020 was primarily the result of the purchase of additional interests in IVS Bulk for $44.1 million which was partially offset by the cash taken on in IVS Bulk of $15.8 million and a distribution received upon a redemption of preferred equity by IVS Bulk of $2.6 million. Net cash generated from investing activities for the six months ended June 30, 2019 was primarily the result of the repayment of loans from joint ventures of $25.6 million and a repayment to related parties of $1.2 million, dividends received from joint ventures of $5.0 million and the repayment of an investment of $1.9 million.

Net cash flows (used in) generated from financing activities. Net cash flows (used in) generated from financing activities decreased by $18.0 million from an inflow of $2.8 million for the six months ended June 30, 2019, to an outflow of $15.2 million for the six months ended June 30, 2020. Net cash flows used in financing activities for the six months ended June 30, 2020 was primarily the result of raising short-term interest bearing debt of $34.4 million that was offset by the repayment of long-term interest bearing debt of $32.1 million, principal repayments on lease liabilities of $14.1 million and an increase of $3.4 million in restricted cash due to the consolidation of IVS Bulk. Net cash flows generated from financing activities for the six months ended June 30, 2019 was primarily the result of the financing of new vessels of $29.3 million and the cash proceeds of $13.0 million from a financing arrangement for one of our owned vessels. This was offset by principal repayments on lease liabilities of $13.3 million and loan repayments in the ordinary course of business of $24.7 million.

Restricted cash. The above cash flow figures in this “Cash Flow Discussion” are after deducting restricted cash of $16.2 million (including current and non-current portions of restricted cash) which is pledged to certain banks to secure loans and other credit facilities.

Capital Expenditures

We make capital expenditures from time to time in connection with drydocking activities and maintenance in the ordinary course and in order to comply with environmental and other governmental regulations and in connection with our vessel acquisitions. We or our joint ventures have previously and may in future enter into newbuilding contracts or contracts to acquire newbuildings. In addition, we may also explore purchases of vessels held in our partly-owned subsidiaries or our joint venture, or shares in these entities, in the future.

In addition to acquisitions that we may undertake in future periods, we will incur additional expenditures due to drydockings for our fleet. The location of the drydock will be decided when the vessel is scheduled to drydock. We estimate our drydocking costs, including capitalized costs incurred during drydocking relating to vessels and vessel equipment, and scheduled off-hire days for our fleet for the second half of 2020 through 2021 (including the proportionate costs and off-hire days for our joint venture vessels, if any) to be:

Year	Estimated Drydocking Cost	Estimated Off-hire Days
	(In millions of U.S. dollars)
2020 (July through December)	$8.3	172.0
2021	$6.1	120.0

Actual costs will vary based on various factors, including where the drydockings are actually performed. We expect to fund these costs with cash from operations. These costs do not include drydock expense items that are reflected in vessel operating costs or costs associated with the installation of ballast water treatment systems.

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Actual length of drydocking will vary based on the condition of the vessel, yard schedules and other factors. Higher repairs and maintenance expenses during drydocking for vessels which are over 15 years old typically result in a higher number of off-hire days depending on the condition of the vessel.

For the six months ended June 30, 2020 and 2019, we incurred a total of $1.3 million and $1.6 million of drydocking costs, respectively, including our proportionate share of our joint ventures, excluding costs incurred during drydocking that were capitalized to vessel assets or vessel equipment.

During the first half of 2020, one of our vessels (being a vessel owned by IVS Bulk and drydocked at a time when IVS Bulk was accounted for as a joint venture) completed its scheduled drydocking. We estimate that ten of our vessels (none of which is held in a joint venture) will be drydocked during the second half of 2020.

Description of Indebtedness

Below is a summary of our significant debt obligations.

$27.0 Million Senior Secured Credit Facility

On December 9, 2016, a subsidiary of GSPL entered into a $27.0 million senior secured term loan facility, as has been amended from time to time, with DVB Bank SE Singapore Branch relating to one medium range tanker. The facility currently bears interest at LIBOR plus a margin of 2.65% per annum, matures on January 11, 2021, with the possibility to extend for a further two years, and is secured by, among other things, (a) a first priority mortgage over the tanker and (b) guarantees from each of GSPL and Grindrod Shipping. On June 28, 2019, the parties to the facility agreed to amend the definitions relating to the minimum cash covenant, the minimum book value net worth covenant and introduce a new working capital covenant as set out further in “—Loan Covenants” below, and clarify the calculations of the covenants following the implementation of IFRS 16. On April 16, 2020, the parties to the facility agreement entered into further amendments the purpose of which was to amend the definitions of consolidated current assets and consolidated current liabilities for purposes of the working capital covenant, such that the determination of the consolidated current assets and consolidated current liabilities of Grindrod Shipping excludes any adjustments made for IFRS 16. On June 30, 2020, the parties to the facility agreement entered into further amendments the purpose of which was, amongst other things, to reduce the minimum cash covenant from $30 million to $20 million, and to exclude amounts owing to Sankaty under the $35.8 million senior secured credit facility from the definitition of current liabilities of Grindrod Shipping for purposes of the working capital covenant, for the period January 1, 2020 through September 30, 2020 in respect of both of these amendments, and to add a requirement to certify compliance with the financial covenants as of September 30, 2020. The financial covenants applicable to this facility are the same as the covenants that apply to the $100.0 million senior secured credit facility and the $29.9 million senior secured credit facility described below. As of June 30, 2020, there was an outstanding balance under this facility of $18.1 million.

$100 Million Senior Secured Credit Facility

On May 8, 2018, GSPL entered into a $100.0 million senior secured credit facility with Crédit Agricole Corporate and Investment Bank, DVB Bank SE Singapore Branch and Standard Chartered Bank, Singapore Branch relating to 11 handysize drybulk carriers and 5 tankers, and now relating to seven remaining vessels, including IVS Nightjar which is contracted for sale. The facility bears interest at LIBOR plus a margin of 2.95% per annum. The facility is made up of two tranches (A and B) of up to $10.0 million and up to $90.0 million respectively. Tranche A matures on May 15, 2022 and Tranche B matures on May 15, 2023. The facility is secured by, among other things, (a) first priority mortgages over each of the remaining vessels, each owned by a subsidiary of GSPL, (b) a guarantee from each of the GSPL subsidiaries owning the remaining seven vessels, as well as Grindrod Shipping, and (c) security over the shares in the GSPL subsidiaries owning the remaining seven vessels. On December 14, 2018, GSPL, as borrower, and Grindrod Shipping, as corporate guarantor and the subsidiaries owning the vessels, as owner guarantors, entered into a side letter to, among other things, release the proceeds of the sale of IVS Kanda from a collateral account under the facility, and amend certain terms of the credit facility relating to mandatory prepayments with the proceeds of a sale of a vessel and the minimum required security cover. On June 28, 2019, GSPL, as borrower, Grindrod Shipping, as corporate guarantor and the subsidiaries owning the vessels, as owner guarantors, entered into a second side letter to amend the minimum book value net worth covenant and introduce a new working capital covenant as set out further in “—Loan Covenants” below, and clarify the calculations of the covenants following the implementation of IFRS 16. On April 16, 2020, the parties to the facility agreement entered into further amendments the purpose of which was to amend the definitions of consolidated current assets and consolidated current liabilities for purposes of the working capital covenant, such that the determination of the consolidated current assets and consolidated current liabilities of Grindrod Shipping excludes any adjustments made for IFRS 16. On June 30, 2020, the parties to the facility agreement entered into further amendments the purpose of which was, amongst other things, to reduce the minimum cash covenant from $30 million to $20 million, and to exclude amounts owing to Sankaty under the $35.8 million senior secured credit facility from the definitition of current liabilities of Grindrod Shipping for purposes of the working capital covenant, for the period January 1, 2020 through September 30, 2020 in respect of both of these amendments, and to add a requirement to certify compliance with the financial covenants as of September 30, 2020. The financial covenants applicable to this facility are the same as the covenants that apply to the $27.0 million senior secured credit facility described above and the $29.9 million senior secured credit facility described below. As of June 30, 2020 $25.7 million was outstanding on this facility.

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$29.9 Million Senior Secured Credit Facility

On December 21, 2018, Grindrod Shipping, as parent guarantor, and two of its subsidiaries that each acquired a medium range “eco” tanker from the Leopard Tankers joint venture, as joint and several borrowers and hedge guarantors, entered into a $29.9 million senior secured term loan facility with NIBC Bank N.V. relating to the two tankers. The facility bears interest at LIBOR plus a margin of 3.20% per annum. The facility matures on December 21, 2023. The facility is secured by, among other things, (a) first priority mortgages over each of the two vessels, each owned by the subsidiaries of Grindrod Shipping party to the facility, (b) a guarantee from each of the Grindrod Shipping subsidiaries owning the two vessels as well as Grindrod Shipping, and (c) security over the shares in the Grindrod Shipping subsidiaries owning the two vessels. On June 28, 2019, the parties to the facility agreed to amend the minimum book value net worth covenant and introduce a new working capital covenant as set out further in “—Loan Covenants” below, and clarify the calculations of the covenants following the implementation of IFRS16. On May 8, 2020, the parties to the facility agreement entered into further amendments the purpose of which was to amend the definitions of consolidated current assets and consolidated current liabilities for purposes of the working capital covenant, such that the determination of the consolidated current assets and consolidated current liabilities of Grindrod Shipping excludes any adjustments made for IFRS 16. On June 30, 2020, the parties to the facility agreement entered into further amendments the purpose of which was, amongst other things, to reduce the minimum cash covenant from $30 million to $20 million, and to exclude amounts owing to Sankaty under the $35.8 million senior secured credit facility from the definitition of current liabilities of Grindrod Shipping for purposes of the working capital covenant, for the period January 1, 2020 through September 30, 2020 in respect of both of these amendments, and to add a requirement to certify compliance with these two financial covenants as of September 30, 2020. The financial covenants applicable to this facility are the same as the covenants that apply to the $27.0 million senior secured credit facility and the $100.0 million senior secured credit facility described above. As of June 30, 2020, $26.5 million was outstanding on this facility.

Combined $31.4 Million Senior Secured Credit Facility

On July 29, 2019, each of the subsidiaries owning IVS Okudogo and IVS Prestwick, entered into a separate term loan facility, as borrower, with IYO Bank, each for an amount up to approximately $15.7 million, the proceeds of which were used to finance a portion of the purchase price of IVS Okudogo on her delivery on August 8, 2019, and of IVS Prestwick, on her delivery on September 26, 2019, respectively. Grindrod Shipping is a party, as guarantor, to each of these agreements. On August 27, 2019, the respective parties to each of these two facilities entered into an addendum to the relevant facility agreement, in each case to clarify matters relating to the balloon payment. The facilities each have a seven-year term, are repayable in quarterly installments with a balloon payment at the end of the repayment schedule, bear interest at a rate of LIBOR plus 2.00% per annum and are secured by, amongst other security, a mortgage over the relevant vessel and, in each case, a mortgage over the vessel IVS Ibis and a guarantee by Grindrod Shipping. As of June 30, 2020, a total of $29.8 million was outstanding on these facilities.

Other Borrowings

GSPL has other borrowings that relate to $35.8 million in financing arrangements entered into with third parties with respect to three of the vessels we regard as owned, namely IVS Knot, IVS Kinglet and IVS Magpie. The arrangements commenced on June 26, 2019, September 19, 2019 and November 20, 2019, respectively, the loans are payable monthly in advance and bear interest at a rate of LIBOR plus 1.7% per annum. The loans mature on June 25, 2030, October 18, 2031 and November 19, 2031. As of June 30, 2020, the outstanding balances in relation to these borrowings was $32.3 million.

$13.1 Million Senior Secured Credit Facility

On January 31, 2020, IVS Bulk and its subsidiary that owns the drybulk vessel the IVS North Berwick entered into a $13.1 million senior secured term loan facility with Showa Leasing Co., Ltd. relating to the IVS North Berwick. The facility was drawn in full on February 13, 2020, the proceeds of which were used primarily to refinance the existing indebtedness of the IVS Bulk subsidiary that owns the IVS North Berwick. The facility bears interest at LIBOR plus a margin of 2.75% per annum and matures on February 13, 2025. The facility is secured by, among other things, (a) first priority mortgage over the IVS North Berwick, (b) a guarantee from IVS Bulk, and (c) security over the shares in the IVS Bulk subsidiary owning the IVS North Berwick. As of June 30, 2020, $12.8 million was outstanding on this facility.

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$114.1 Million Senior Secured Credit Facility

On February 10, 2020, Grindrod Shipping and IVS Bulk, as joint and several borrowers, entered into a $114.1 million senior secured term loan facility with Credit Agricole Corporate and Investment Bank and Hamburg Commercial Bank AG relating to all of the vessels owned by the subsidiaries of IVS Bulk, other than the IVS North Berwick, being a total of 11 drybulk vessels. The facility was drawn in full on February 13, 2020, for the purpose of refinancing the existing indebtedness of the IVS Bulk subsidiaries, other than the subsidiary that owns the IVS North Berwick, refinancing other indebtedness of IVS Bulk and for general corporate purposes. The facility bears interest at LIBOR plus a margin of 3.10% per annum and matures on February 13, 2025. The facility is secured by, among other things, (a) first priority mortgage over each of the 11 vessels owned by IVS Bulk’s subsidiaries other than the IVS North Berwick, (b) a guarantee from each of the IVS Bulk subsidiaries other than the subsidiary that owns the IVS North Berwick, and (c) security over the shares in the IVS Bulk subsidiaries other than the subsidiary owning the IVS North Berwick. Grindrod Shipping has provided an undertaking to Sankaty, the other shareholder in IVS Bulk, that Grindrod Shipping will not directly borrow under this facility, and to the extent Grindrod Shipping has not borrowed under this facility but are nevertheless required, as a joint and several borrower, to make payments to the lenders, Sankaty has provided Grindrod Shipping with an indemnity for its share of such payment, so that as between us and Sankaty the net payment is borne in proportion to each of our shareholding in IVS Bulk. This facility contains financial covenants in respect of Grindrod Shipping and its subsidiaries on a consolidated basis, as set out further in “—Loan Covenants” below, which are the same financial covenants that apply to the $27.0 million senior secured credit facility, the $100.0 million senior secured credit facility and the $29.9 million senior secured credit facility described above. In addition, this facility contains financial covenants in respect of IVS Bulk and its subsidiaries on a consolidated basis, as set out further in “—Loan Covenants” below. On June 30, 2020, the parties to the facility agreement entered into amendments the purpose of which was, amongst other things, in respect of the financial covenants pertaining to Grindrod Shipping and its subsidiaries on a consolidated basis, to reduce the minimum cash covenant as described below from $30 million to $20 million, and to exclude amounts owing to Sankaty under the $35.8 million senior secured credit facility from the definitition of current liabilities of Grindrod Shipping for purposes of the working capital covenant, for the period January 1, 2020 through September 30, 2020 in respect of both of these amendments, and to add a requirement to certify compliance with these two financial covenants as of September 30, 2020. In addition, in respect of the financial covenants pertaining to IVS Bulk and its subsidiaries on a consolidated basis, the amendments had the effect of reducing the adjusted minimum net worth covenant described below from $100.0 million to $50.0 million for the period January 1, 2020 through September 30, 2020. As of June 30, 2020, $110.3 million was outstanding on this facility.

$35.8 Million Senior Secured Credit Facility

On February 13, 2020, our wholly owned subsidiary GSPL entered into a $35.8 million senior secured term loan facility with Sankaty to partly finance the acquisition by GSPL of Regiment’s 33.25% ordinary shares and preference shares in IVS Bulk. The facility was drawn in full on February 13, 2020, net of fees and original issue discount, and matures on June 13, 2021. The facility may be optionally prepaid or repaid at maturity. The facility bears interest at a fixed rate of 7.5% per annum, payable in cash or compounded in kind (at GSPL's option) quarterly. All repayments of the loan are subject to a premium calculated at 4.00% of the principal amount of the loan repaid. The facility is secured by, among other things, a first fixed charge over all the shares held by GSPL in IVS Bulk and any loans that may be owed by IVS Bulk to GSPL, which is further subject to the condition that at each fiscal quarter end of GSPL the net asset value of the security must be at least 1.30 times the aggregate amount of the outstanding principal of the loan. In addition to other default conditions including customary cross-default provisions in relation to other borrowings of GSPL, a default under the IVS Bulk shareholders’ agreement, other than a default by Sankaty, and a borrowing by Grindrod Shipping under the $114.1 million senior secured credit facility constitute defaults under this facility. As of June 30, 2020, $35.5 million was outstanding on this facility.

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Loan Covenants

On June 28, 2019, the parties to the relevant agreements entered into amendments to our $27.0 million senior secured credit facility, our $100.0 million senior secured credit facility and our $29.9 million senior secured credit facility, the purpose of which was to lower the amount of the minimum book value net worth covenant, introduce a new working capital covenant and clarify, for purposes of calculating financial covenants, the treatment of assets and liabilities that will be reflected in our financial statements from January 1, 2019 as a consequence of the adoption of IFRS 16. On April 16, 2020, April 16, 2020 and May 8, 2020, the parties to the relevant agreements entered into further amendments to our $27.0 million senior secured credit facility, our $100.0 million senior secured credit facility and our $29.9 million senior secured credit facility, respectively, the purpose of which was to amend the definitions of consolidated current assets and consolidated current liabilities for purposes of the working capital covenant described below, in each case such that the determination of the consolidated current assets and consolidated current liabilities of Grindrod Shipping excludes any adjustments made for IFRS 16. Further, in respect of these three facilities and the $114.1 million senior secured credit facility, on June 30, 2020, the parties to the relevant facilities entered into amendments the purpose of which was, amongst other things, in respect of the financial covenants pertaining to Grindrod Shipping and its subsidiaries on a consolidated basis, to reduce the minimum cash covenant described below from $30 million to $20 million, and to exclude amounts owing to Sankaty under the $35.8 million senior secured credit facility from the definitition of current liabilities of Grindrod Shipping for purposes of the working capital covenant described below, for the period January 1, 2020 through September 30, 2020 in respect of both of these amendments, and to add a requirement to certify compliance with these two financial covenants as of September 30, 2020. In addition, on June 30, 2020, the parties to the $114.1 million senior secured credit facility entered into amendments the purpose of which was to reduce the adjusted minimum net worth covenant pertaining to IVS Bulk and its subsidiaries on a consolidated basis described below from $100.0 million to $50.0 million for the period January 1, 2020 through September 30, 2020.

The $27.0 million senior secured credit facility, the $100.0 million senior secured credit facility, the $29.9 million senior secured credit facility and the $114.1 million senior secured credit facility described above contain, among other conditions and obligations, the following amended financial covenants the most stringent of which require us and our subsidiaries, to maintain on a consolidated basis:

•	book value net worth of the lower of (a) the aggregate of $240 million plus 25% of the amount of positive retained earnings plus 50% of each capital raise and (b) $275 million. For purposes of the forgoing, “positive retained earnings” means the positive retained earnings of Grindrod Shipping and its subsidiaries on a consolidated basis tested bi-annually at each June 30 and December 31, and “capital raise” means the dollar amount (or equivalent amount in dollars) of the proceeds of any equity capital raised by Grindrod Shipping (without giving effect to any capital raised by its subsidiaries), as evidenced in the latest accounts as of each June 30 or December 31;

•	cash and cash equivalents (which may, depending on the facility, include cash restricted in certain security accounts) of not less than $30 million, except that for the period January 1, 2020 through September 30, 2020 cash and cash equivalents shall be not less than $20 million, and this covenant shall be subject to an additional compliance certification as of September 30, 2020;

•	a ratio of debt to market adjusted tangible fixed assets of not more than 75%. For purposes of the foregoing, the definition of “debt” excludes lease obligations recognized under IFRS 16 and the definition of “tangible fixed assets” excludes right-of-use assets relating to ships; and

•	positive working capital, such that consolidated current assets (excluding any adjustments made for IFRS 16) must exceed the consolidated current liabilities (excluding any adjustments for IFRS 16) as evidenced in the latest accounts as of each June 30 and December 31, with an additional compliance certification date as of September 30, 2020, and except that the determination of current liabilities will exclude the amount owed to Sankaty under the $35.8 million senior secured credit facility for the period January 1, 2020 through September 30, 2020.

In addition, the $114.1 million senior secured credit facility requires the consolidated financial position of IVS Bulk and its subsidiaries to be such that:

•	its adjusted minimum net worth, as defined, is greater than $50.0 million during the period from January 1, 2020 to September 30, 2020 (inclusive) and, at all other times $100.0 million;

•	the ratio of net debt to market value tangible fixed assets, as defined, is less than 70%; and

•	cash and cash equivalents, as defined, are not less than $9.0 million.

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Further, the credit facilities referred to above, other than the $35.8 million senior secured credit facility which contains its own security coverage ratio, contain provisions requiring a minimum value of the collateral for each relevant facility, such that the aggregate fair market value of the vessels securing the relevant facility plus any additional security securing that facility divided by the relevant debt amount results in at least a specified minimum amount (depending on the relevant facility agreement and the type and age of the vessels securing the loan), with the relevant minimum amount ranging between 133% and 145%. GSPL’s $35.8 million credit facility is secured by among other things a first fixed charge over all the shares held by GSPL in IVS Bulk and any loans that may be owed by IVS Bulk to GSPL, which is further subject to the condition that at each fiscal quarter end of GSPL the value of the security must be at least 1.30 times the amount of the outstanding principal of the loan. If any of the relevant thresholds is not met, the relevant party to the agreement may be required to prepay a portion of the relevant loan or provide additional collateral security to eliminate the shortfall.

The credit facilities referred to above, other than the $35.8 million senior secured credit facility in respect of the vessel-related covenants, also contain, among other conditions, restrictive covenants which could or would restrict our ability, amongst other restrictions, to:

•	incur additional indebtedness on the relevant vessels securing that facility;

•	sell any collateral vessel (unless a corresponding amount under the relevant facility were prepaid in accordance with its terms);

•	upon the happening of an event of default or potential event of default, make additional investments or acquisitions;

•	upon the happening of an event of default or potential event of default, pay dividends; or

•	effect a change of ownership or control of the relevant borrower group under each facility.

GSPL’s $35.8 million senior secured credit facility contains a number of additional restrictions on GSPL and its subsidiaries in addition to those discussed above, including conditions relating to:

•	additional vessel acquisitions;

•	the terms of asset disposals;

•	refinancing or restructuring of existing indebtedness;

•	the provision of additional security towards other indebtedness;

•	investments by GSPL in its subsidiaries; and

•	distributions by GSPL to Grindrod Shipping.

A violation of any of the financial or restrictive covenants, or various other provisions, contained in the credit facilities described above and under “—Off-Balance Sheet Arrangements” below may constitute an event of default under the relevant credit facility, which, unless cured (if permitted, and capable of being cured), or waived or modified by the relevant banks, provides those banks with the right to, among other things (and as the case may be), require the relevant borrowers or other obligors to post additional collateral, enhance their equity and liquidity, increase the interest payable, pay down the relevant indebtedness to a level where compliance with relevant loan covenants are met, sell vessels, reclassify indebtedness as current liabilities, accelerate indebtedness, enforce security on fleet vessels and the other assets securing the credit facilities, and make demand under guarantees, which would impair our ability to continue to conduct our business.

Furthermore, the credit facilities contain cross-default provisions. A cross-default provision in one facility means that an event of default under one or more other facilities could, subject to any applicable thresholds, result in an event of default occurring under the first facility. Because of the presence of cross-default provisions in the facilities, the refusal of the lenders under any credit facilities to grant or extend a waiver could result in certain indebtedness being accelerated, even if the other lenders under the other credit facilities have waived defaults under their respective credit facilities. If any of our secured indebtedness is accelerated in full or in part, it could be difficult in the current financing environment for us to refinance the relevant debt or obtain additional financing in such circumstances and we could lose vessels and other assets securing the credit facilities if the lenders foreclose their security, which would adversely affect our ability to conduct our business.

Moreover, in connection with any waivers of or amendments to the credit facilities that have been obtained, or may be obtained in the future, the banks may impose additional operating and financial restrictions or modify the terms of the existing credit facilities. These restrictions may further restrict our ability to, among other things, pay dividends, make capital expenditures or incur additional indebtedness, including through the issuance of guarantees. In addition, the banks may require the payment of additional fees, require prepayment of a portion of the indebtedness owed to them, accelerate the amortization schedule for facility indebtedness and increase the interest rates charged on outstanding indebtedness.

28

As of June 30, 2020, Grindrod Shipping, GSPL, the borrowers and the other GSPL subsidiaries were in compliance with all of the financial and restrictive covenants contained in our credit facilities, including the joint venture debt described below under “—Off-Balance Sheet Arrangements”, entered into as of that date.

Trend Information

Our results of operations depend primarily on the charter hire rates that we are able to realize for our vessels, which depend on demand and supply dynamics characterizing the drybulk and tanker markets at any given time. For other trends affecting our business, please see other discussions under “—Factors Affecting our Results of Operations and Financial Condition” above.

Off Balance Sheet Arrangements

On August 15, 2019, our joint venture with Mitsui entered into a loan facility agreement with a Mitsui related party, Mitsui & Co. Financial Services (Asia) Ltd, for a credit facility of approximately $2.1 million, bearing interest at LIBOR, plus a margin of 1.7% per annum. Our joint venture partner provided a guarantee for 100% of the loan amount, and GSPL has provided a guarantee to our joint venture partner for 51% of the outstanding loan amount that the joint venture partner is required to pay under their guarantee. Grindrod Shipping has provided a performance guarantee to our joint venture partner in respect of GSPL’s obligations under the joint venture, including the aforementioned guarantee by GSPL. As of June 30, 2020, $1.5 million remained outstanding under such facility.

As of December 31, 2019, we provided financial support to certain of our joint ventures and subsidiaries of our joint ventures for $20.8 million, to enable them to meet their obligations as and when they come due for at least 12 months from the date of signing their respective financial statements for the year ended December 31, 2019. As of June 30, 2020, the amount of such financial support was $2.5 million.

Charter Hire Obligations

We are committed to make certain charter hire payments to third parties for chartered-in vessels. IFRS 16 requires us to recognize, on a discounted basis, the rights and obligations created by the commitment to lease assets on the balance sheet, unless the term of the lease is less than 12 months or of low value. Please see “—Contractual Obligations and Contingencies” below for these and our other contractual obligations and commitments.

Contractual Obligations and Contingencies

Our contractual obligations and commercial commitments consist primarily of secured bank loans and other borrowings and interest thereon, lease liabilities and time charter agreements and capital expenditure on vessels, as described below.

The following table summarizes our contractual obligations on the balance sheet as of June 30, 2020:

	Payments Due by Period
$’000	Total	Less Than 1 Year	1–3 Years	3–5 Years	More than 5 Years
Secured bank loans and other borrowings (1)	$294,730	$80,781	$61,672	$115,035	$37,242
Interest on secured bank loans and other borrowings(2)	38,391	10,063	16,188	9,558	2,582
Capital expenditure on vessels(1)	3,425	3,425	-	-	-
Time charter agreements(3)	5,959	5,959	-	-	-
Lease liabilities(4)	48,279	22,626	24,661	992	-
Office, residential and other leases(3)	47	47	-	-	-
Total contractual obligations	$390,831	$122,901	$102,521	$125,585	$39,824

(1)	These obligations are disclosed in Notes 7 and 9 of the unaudited interim condensed consolidated financial statements.
(2)	Interest is based on LIBOR assumption of 1.02% per annum for secured bank loans and other borrowings.
(3)	Represents lease obligations that qualify as short-term leases and hence they are not recorded as lease liabilities.
(4)	Includes obligations under certain time charter agreements and excludes obligations relating to vessels under construction for which the charters are expected to commence between Q3 2020 and Q1 2021 on delivery of the vessels from the shipyard. Please see Note 10 of the unaudited interim condensed consolidated financial statements.

29

Recent Accounting Pronouncements

During the six months period ended June 30, 2020, we adopted new IFRS and amendments to IFRSs issued by the IASB that are mandatorily effective for an accounting period that begins on or after January 1, 2020. The adoption of these new and revised IFRSs has not resulted in significant changes to our accounting policies and has no material effect on the amounts reported for the current or prior periods.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Spot Market Rate Risk

We currently employ our vessels primarily in the spot market or spot market-oriented pools and do not have a significant amount of fixed revenue cover and we are therefore exposed to the cyclicality and volatility of the spot market. Spot market charter rates may fluctuate significantly based upon the supply of and demand for seaborne shipping capacity.

Interest Rate Risk

Borrowings under our credit facilities generally bear interest at rates based on a premium over LIBOR. Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise. We currently do not have any interest rate swaps in place. We may, in the future use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our variable-rate debt and are not for speculative or trading purposes.

For the six months ended June 30, 2020 and 2019, we paid interest on our outstanding debt at a weighted average interest rate of 4.22% and 5.695% respectively. A 0.5% increase or decrease in LIBOR would have increased or decreased our interest expense for the six months ended June 30, 2020 and 2019, by $0.5 million and $0.3 million, respectively.

Foreign Exchange Rate Risk

Our primary economic environment is the international shipping market. This market utilizes the U.S. dollar as its functional currency. Consequently, virtually all of our revenue and expenses are in U.S. dollars. Transactions in currencies other than the functional currency are translated at the exchange rate on the transaction date and the relevant payment is translated on the payment date, with the difference being reported in the income statement as an exchange gain or loss. In addition, a part of our debt obligations was but no longer is, denominated in a currency other than the U.S. dollar, being the Japanese Yen. Assets and liabilities denominated in currencies different from the functional currency are translated into the functional currency for the preparation of the statement of financial position at the exchange rate prevailing on the statement of financial position date. Differences in exchange rates between statement of financial position dates may lead to gains or losses being reported in the income statement. Extraordinary transactions and the translation of the financial statements of the subsidiaries whose functional currencies are not the U.S. dollar for purposes of preparing our unaudited interim condensed consolidated financial statements, may follow different translation procedures. Depreciation in the value of the U.S. dollar relative to other currencies will increase the U.S. dollar cost of us paying expenses denominated in such other currencies. The portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations.

There is a risk that currency fluctuations will have a negative effect on our cash flows. As of the date of this Report on Form 6-K, we have not entered into any hedging contracts to protect against currency fluctuations. We may seek to hedge this currency fluctuation risk in the future.

The following sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the respective period end for a 10% change in foreign currency rates. If the relevant foreign currency strengthens by 10% against our functional currency, relative to the exchange rate that we used to prepare the respective financial statements, profit or loss will increase/(decrease) by:

	Impact on profit or loss
(In millions of U.S. dollars)	Six months ended June 30, 2020	Six months ended June 30, 2019
U.S. dollars	$0.4	$0.2
South African Rands	0.2	(2.0)

30

Freight Derivatives Risk

From time to time, we may take positions in freight derivatives, mainly forward freight agreements, or FFAs. Generally, freight derivatives may be used to hedge exposure to charter rate market risk through the purchase or sale of specified time charter rates for forward positions. Settlement of FFA is in cash, against a daily market index published by the Baltic Exchange. By taking positions in FFAs or other derivative instruments we could suffer losses in the settling or termination of these agreements. As of June 30, 2020, we had nine FFAs outstanding. For the six months ended June 30, 2020, we recorded a net profit on FFAs of $1.4 million in our unaudited interim condensed consolidated financial statements, which resulted from fair value profit. For the six months ended June 30, 2019, we recorded no movement on FFAs in our unaudited interim condensed consolidated financial statements.

Bunker Price Risk

Our operating results are affected by movement in the price of fuel consumed by the vessels—known in the industry as bunkers. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including changes in legislation such as the IMO 2020 regulations, geopolitical developments, supply of and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, which may reduce our profitability. We do hedge some of our exposure to bunker price risk from time to time.

For the six months ended June 30, 2020 and 2019, we recorded a net gain of $0.6 million and $0.1 million on bunker swaps, respectively, in our unaudited interim condensed consolidated financial statements, which resulted from fair value gain.

A 10% increase or decrease in the bunker price, would result in a decrease or increase of the hedging reserve for the six months ended June 30, 2020 and 2019, by $0.57 million and $0.01 million, respectively.

Concentration of Credit Risk

Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of trade accounts receivable and bank balances. We closely monitor our exposure to customers for credit risk. We have policies in place to ensure that we trade with customers with an appropriate credit history. We do not take out credit default insurance.

Our maximum exposure to credit risk in the event that counterparties fail to perform their obligations as at the end of each financial year in relation to each class of recognized financial assets is the carrying amount of those assets as indicated in our statement of financial position.

Inflation

We do not expect inflation to be a significant risk to direct expenses in the current and foreseeable economic environment.

31

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

GRINDROD SHIPPING HOLDINGS LTD.

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

F-1

GRINDROD SHIPPING HOLDINGS LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		30 June 2020	31 December 2019
	Notes	US$’000	US$’000
ASSETS

Current assets
Cash and bank balances	6	44,725	35,553
Trade receivables		14,458	13,173
Contract assets		2,793	3,844
Other receivables and prepayments		20,250	16,951
Due from joint ventures		720	3,855
Loans to joint ventures		1,006	1,037
Derivative financial instruments		594	173
Inventories		7,792	12,236
		92,338	86,822
Assets classified as held for sale		3,242	4,677
Total current assets		95,580	91,499

Non-current assets
Restricted cash	6	10,646	9,611
Loans to joint ventures		2,627	2,627
Ships, property, plant and equipment	7	495,773	305,197
Right-of-use assets	8	42,801	55,238
Interest in joint ventures		716	52,475
Other receivables and prepayments		600	-
Intangible assets		341	177
Goodwill		899	944
Deferred tax assets		1,004	1,299
Total non-current assets		555,407	427,568

Total assets		650,987	519,067

LIABILITIES AND EQUITY

Current liabilities
Trade and other payables		24,084	28,327
Contract liabilities		3,863	4,080
Due to related parties		18	4,796
Lease liabilities	10	20,787	24,300
Bank loans and other borrowings	9	80,781	20,696
Derivative financial instruments		928	-
Provisions	11	673	959
Income tax payable		3,512	3,096
		134,646	86,254
Liabilities directly associated with assets classified as held for sale		430	538
Total current liabilities		135,076	86,792

F-2

GRINDROD SHIPPING HOLDINGS LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		30 June 2020	31 December 2019
	Notes	US$’000	US$’000
Non-current liabilities
Trade and other payables		173	221
Lease liabilities	10	24,395	33,646
Bank loans and other borrowings	9	213,949	144,548
Retirement benefit obligation		1,507	1,922
Total non-current liabilities		240,024	180,337

Capital and reserves
Share capital		320,683	320,683
Other equity and reserves		(26,810)	(18,176)
Accumulated losses		(60,257)	(50,569)
Equity attributable to owners of the Company		233,616	251,938
Non-controlling interests		42,271	-
Total equity		275,887	251,938

Total equity and liabilities		650,987	519,067

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

F-3

GRINDROD SHIPPING HOLDINGS LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the six-month period ended 30 June

		2020	2019
	Notes	US$’000	US$’000

Revenue		167,145	167,220
Cost of sales
Voyage expenses		(52,411)	(74,382)
Vessel operating costs		(22,252)	(16,749)
Charter hire costs		(19,533)	(30,749)
Depreciation of ships, drydocking and plant and equipment– owned assets		(11,733)	(8,496)
Depreciation of ships and ship equipment – right-of-use assets		(13,336)	(13,821)
Other expenses		(605)	(352)
Cost of ship sale		(38,362)	(16,739)
Gross profit		8,913	5,932

Other operating income (expense)		2,173	(4,802)
Administrative expenses		(12,220)	(13,313)
Share of losses of joint ventures		(2,538)	(1,538)
Interest income		449	1,215
Interest expense		(8,634)	(5,815)
Loss before taxation	14	(11,857)	(18,321)

Income tax	15	(454)	(633)
Loss for the period		(12,311)	(18,954)

Other comprehensive income:
Items that may be reclassified subsequently to profit or loss
Exchange differences arising on translation of foreign operations		(8,275)	592
Net fair value (loss) gain on hedging instruments designated in cash flow hedges		(507)	972
		(8,782)	1,564

Other comprehensive (loss) income for the period, net of income tax		(8,782)	1,564

Total comprehensive loss for the period		(21,093)	(17,390)

Loss for the period attributable to:
Owners of the Company		(10,495)	(18,954)
Non-controlling interests		(1,816)	-
		(12,311)	(18,954)

Total comprehensive loss for the period attributable to:
Owners of the Company		(19,277)	(17,390)
Non-controlling interests		(1,816)	-
		(21,093)	(17,390)
Loss per share attributable to the owners of the Company:
Basic and diluted	17	(0.55)	(0.99)

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

F-4

GRINDROD SHIPPING HOLDINGS LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
		Other equity and reserves
	Share capital	Treasury shares	Share compensation reserve	Hedging reserve	Translation reserve	Merger reserve	Accumulated losses	Attributable to owners of the Company	Non- controlling interest	Total equity
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Balance at 1 January 2019	320,683	-	1,364	(867)	(3,283)	(18,354)	(7,040)	292,503	-	292,503
Loss for the period	-	-	-	-	-	-	(18,954)	(18,954)	-	(18,954)
Other comprehensive income for the period, net of income tax	-	-	-	972	592	-	-	1,564	-	1,564
Total comprehensive loss for the period	-	-	-	972	592	-	(18,954)	(17,390)	-	(17,390)

Recognition of share-based payments	-	-	1,630	-	-	-	-	1,630	-	1,630
Transaction with owners, recognised directly in equity	-	-	1,630	-	-	-	-	1,630	-	1,630

Balance at 30 June 2019	320,683	-	2,994	105	(2,691)	(18,354)	(25,994)	276,743	-	276,743

F-5

GRINDROD SHIPPING HOLDINGS LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Cont’d)

	Equity attributable to equity holders of the Company
		Other equity and reserves
	Share capital	Treasury shares	Share compensation reserve	Hedging reserve	Translation reserve	Merger reserve	Accumulated losses	Attributable to owners of the Company	Non- controlling interest	Total equity
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Balance at 1 January 2020	320,683	(1,993)	4,520	173	(2,522)	(18,354)	(50,569)	251,938	-	251,938
Loss for the period	-	-	-	-	-	-	(10,495)	(10,495)	(1,816)	(12,311)
Other comprehensive loss for the period, net of income tax	-	-	-	(507)	(8,275)	-	-	(8,782)	-	(8,782)
Total comprehensive loss for the period	-	-	-	(507)	(8,275)	-	(10,495)	(19,277)	(1,816)	(21,093)

Treasury shares reissued to employees under the Forfeitable Share Plan	-	1,606	(1,458)	-	-	-	807	955	-	955
Non-controlling interest on acquisition of a subsidiary (Note 12)	-	-	-	-	-	-	-	-	44,087	44,087
Transaction with owners, recognised directly in equity	-	1,606	(1,458)	-	-	-	807	955	44,087	45,042

Balance at 30 June 2020	320,683	(387)	3,061	(334)	(10,797)	(18,354)	(60,257)	233,616	42,271	275,887

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

F-6

GRINDROD SHIPPING HOLDINGS LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

For the six-month period ended 30 June

	2020	2019
	US$’000	US$’000

Operating activities
Loss before taxation	(11,857)	(18,321)
Adjustments for:
Share of losses of joint ventures	2,538	1,538
Net loss on disposal of ships	596	-
Loss on disposals of plant and equipment	-	193
Depreciation and amortisation	25,720	22,610
Impairment loss recognised on ships	3,662	4,304
Impairment loss recognised on net assets of disposal group	576	-
Reversal of provision for onerous contracts	(201)	(418)
Recognition of share-based payments expenses	955	1,630
Net gain on derivative financial instruments	-	(1)
Net foreign exchange (gain) loss	(5,618)	362
Interest expense	8,634	5,815
Interest income	(449)	(1,215)
Components of defined benefit costs recognised in profit or loss	-	(34)
Operating cash flows before movements in working capital and ships	24,556	16,463
Inventories	4,923	2,239
Trade receivables, other receivables and prepayments	(3,814)	1,227
Contract assets	1,050	(1,810)
Trade and other payables	(6,409)	4,508
Contract liabilities	(217)	(413)
Due to related parties	(692)	657
Operating cash flows before movement in ships	19,397	22,871
Capital expenditure on ships	-	(66,639)
Proceeds from disposal of ships	35,662	15,738
Net cash generated from (used in) operations	55,059	(28,030)
Interest paid	(6,962)	(5,472)
Interest received	599	1,245
Income tax refunded (paid)	90	(186)
Net cash flows generated from (used in) operating activities	48,786	(32,443)

Investing activities
Advances to related parties	(2,100)	(1,150)
Repayment of loans and amount due from joint ventures	2,505	25,589
Purchase of plant and equipment	(35)	(66)
Purchase of intangible assets	(270)	(102)
Dividends received from joint ventures	-	5,000
Distributions received from joint venture	2,571	1,900
Payment for acquisition of subsidiary, net of cash acquired (Note 12)	(28,313)	-
Net cash (used in) generated from investing activities	(25,642)	31,171

F-7

GRINDROD SHIPPING HOLDINGS LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (cont’d)

For the six-month period ended 30 June

	2020	2019
	US$’000	US$’000

Financing activities
Long-term interest bearing debt raised	34,400	42,327
Payment of capital portion of long term interest-bearing debt	(32,077)	(24,670)
Principal repayments on lease liabilities	(14,116)	(13,244)
Restricted cash	(3,434)	(1,643)
Net cash flows (used in) generated from financing activities	(15,227)	2,770

Net increase in cash and cash equivalents	7,917	1,498
Cash and cash equivalents at the beginning of the period (Note 6)	32,386	33,498
Effect of exchange rate changes on the balance of cash held in foreign currencies	(1,144)	125
Cash and cash equivalents at the end of the period (Note 6)	39,159	35,121

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

F-8

GRINDROD SHIPPING HOLDINGS LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1	GENERAL

1.1	General information

The Company was incorporated as a private company on 2 November 2017 and with effect from 25 April 2018, it was converted from a private company to a public company and it changed its name to Grindrod Shipping Holdings Ltd. The Company is incorporated in Singapore with its principal place of business and registered office at #03-01 Southpoint, 200 Cantonment Road, Singapore 089763. On 18 June 2018, the Company became a publicly traded company with its shares primarily listed on the NASDAQ Global Select Market and from 19 June 2018 secondarily on the Main Board of the Johannesburg Stock Exchange (JSE).

The principal activities of the Group (defined in Note 1.2) are ship chartering, operating and sales of vessels.

The interim condensed consolidated financial statements of the Group for the six-month period ended 30 June 2020 were authorised for issue by the Board of Directors of Grindrod Shipping Holdings Ltd. on 27 August 2020.

1.2	Acquisition of IVS Bulk

In February 2020, the Company acquired an additional 33.25% ordinary and preferred equity interest in IVS Bulk Pte. Ltd. (“IVS Bulk”) from Regiment Capital Ltd., one of the partners in the joint venture, for a combined amount of $44.1 million from cash on hand and a facility agreement of $35,833,000 (subject to $1,433,000 facility fees), taking the Company’s ownership interest to 66.75%. In connection with this acquisition, the Company entered into a new shareholders’ agreement with Sankaty European Investments III SARL (“Sankaty”), the remaining partner, which grants the Company control of key aspects of the corporate governance of the joint venture. Refer to Note 12 for further details on the acquisition.

The Company and its subsidiaries, including IVS Bulk, are hereinafter referred to collectively as the “Group”.

1.3	Going concern

The interim condensed consolidated financial statements for the six-month period ended 30 June 2020 have been prepared on a going concern basis which assumes that the Company is able to realise its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company has incurred losses of $12.3 million and has positive cash flows from operating activities of $48.8 million for the period ended 30 June 2020. The Company’s current liabilities exceeds the current assets by $39.5 million as at 30 June 2020. Refer to Note 4 for further details of Company’s liquidity management plans.

1.4	The Covid-19 pandemic

On March 11, 2020, the World Health Organization declared the novel coronavirus (“COVID-19”) outbreak a pandemic. In response to the pandemic, many countries, ports and organizations, including those where the Company conducts a large part of its operations, have implemented measures to combat the pandemic, such as quarantines and travel restrictions. Such measures have caused and will likely continue to cause severe trade disruptions. The extent to which COVID-19 will impact the Company's results of operations and financial condition, including possible vessel impairments, will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the virus and the actions to contain or treat its impact, among others. Accordingly, an estimate of the impact on the full year for 2020 cannot be made at this time.

F-9

GRINDROD SHIPPING HOLDINGS LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2	SIGNIFICANT ACCOUNTING POLICIES

2.1	Basis of preparation of interim financial statements

The interim condensed consolidated financial statements for the six-month period ended 30 June 2020 have been prepared in accordance with IAS 34 Interim Financial Reporting and should be read in conjunction with the annual consolidated and combined financial statements of Grindrod Shipping Holdings Ltd. for the year ended 31 December 2019.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, except for the adoption of new and revised standards as set out in Note 2.2.

2.2	Application of new and revised International Financial Reporting Standards (IFRSs)

From 1 January 2020, the Group has applied a number of new IFRS and amendments to IFRSs issued by the IASB that are mandatorily effective for an accounting period that begins on or after 1 January 2020. The adoption of these new and revised IFRSs has not resulted in significant changes to the Group’s accounting policies and has no material effect on the amounts reported for the current or prior periods.

2.3	New and revised International Financial Reporting Standards (IFRSs) in issue but not yet effective

The Group has not applied any new and revised IFRSs that are relevant to the Group that were issued but are not yet effective for the six-month period ended 30 June 2020. The directors do not expect that the adoption of the new and revised Standards will have a material impact on the financial statements of the Group in future periods.

3	CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

The preparation of the condensed consolidated financial statements required the directors to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

In preparing these condensed consolidated financial statements, the significant judgements made by the directors in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that were applied to the consolidated and combined financial statements of the Group for the year ended 31 December 2019.

F-10

GRINDROD SHIPPING HOLDINGS LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

4	FINANCIAL INSTRUMENTS, FINANCIAL RISKS AND CAPITAL MANAGEMENT

(i)	Categories of financial instruments

	30 June 2020	31 December 2019
	US$’000	US$’000
Financial assets
Derivative instruments designated in hedge accounting relationship	594	173
	90,770	80,084
Financial assets at amortised cost	90,770	81,021
Less: Transferred to asset of disposal group classified as held for sale	-	(937)

	91,364	80,257

Financial liabilities
Derivative instruments designated in hedge accounting relationships	928	-
	363,405	255,602
Financial liabilities at amortised cost	363,405	256,140
Less: Transferred to asset of disposal group classified as held for sale	-	(538)

	364,333	144,206

(ii)	Financial risk management policies and objectives

The carrying amounts of cash and cash equivalents, trade and other current receivables and payables, and other liabilities approximate their respective fair values due to the relatively short-term maturity of these financial instruments. The Group also has a number of financial instruments which are not measured at fair value in the interim condensed consolidated statement of financial position. The fair values are not materially different to their carrying amounts, since the interest rates are close to current market rates. There has been no change to the Group’s exposure to these financial risks.

Liquidity risk management

Liquidity risk refers to the risk that the Group is unable to pay its creditors due to insufficient funds.

Based on the 12 months cash flow forecast prepared by management from the date of the authorization of financial statements, the Board of Directors has no reason to believe that the Group will not continue as a going concern and has assessed that there is no material uncertainty related to these conditions and there is no substantial doubt about the Group’s ability to continue as a going concern. Management has plans to sell certain vessels, repay certain loans, protect existing covenants on term loans and maintain adequate liquidity. As at end of the financial reporting period, management obtained an amendment to the definition of current assets and current liabilities to exclude the adjustments made on the implementation of IFRS 16 for purpose of working capital covenant compliance on its loans. In addition, management obtained a temporary reduction in the minimum cash requirement from $30 million to $20 million for purpose of compliance with the loan covenant on 30 June 2020 and 30 September 2020, and a one-off amendment to exclude the Sankaty facility from the current liabilities definition on 30 June 2020 and 30 September 2020 for purpose of working capital covenant compliance.

F-11

GRINDROD SHIPPING HOLDINGS LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

4	FINANCIAL INSTRUMENTS, FINANCIAL RISKS AND CAPITAL MANAGEMENT (cont’d)

Financial instruments measured at fair value on a recurring basis

All the financial instruments relate to the forward freight agreements and bunker swap agreements have been classified as Level 2 financial instruments. The fair value of the instruments were determined based on discounted cash flow with reference to observable inputs for equivalent instruments, discounted at a rate that reflects the credit risk of various counterparties.

There was no transfer between Level 1 and 2 during the six-month period ended 30 June 2020.

5	RELATED PARTIES TRANSACTIONS AND BALANCES

Many of the Group’s transactions and arrangements are with related parties and the effect of these on the basis determined between the parties is reflected in these financial statements. The balances are unsecured, interest-free and repayable on demand unless otherwise stated below:

(i)	Due from joint ventures of $nil (31 December 2019: $2,695,000) bear interest at the rate of 0% (2019: 15%) per annum respectively.

(ii)	Loans to joint ventures of $3,663,000 (31 December 2019: $3,664,000) bear interest at rates ranging from 2.1% to 3.6% (2019: 2.0% to 4.3%).

The following tables provide the total amount of transactions that have been entered into with related parties during the six-month period ended 30 June 2020 and 2019.

(i)	Joint ventures

	Six-month period ended 30 June
	2020	2019
	US$’000	US$’000
Interest income	137	736
Technical management fee income	312	812
Agency fees from joint ventures	81	286
Dividend Income	-	5,000
Charter hire and other related revenue	679	3,435
Charter hire and other related expenses	(5,257)	(18,770)
Payments on behalf of a joint venture	(7,987)	(1,176)
Repayment of preference shares by a joint venture	2,569	-
Settlement of interest bearing loan	2,744	-
Purchase of ship from joint venture	-	(54,000)
Management fee income	-	87

F-12

GRINDROD SHIPPING HOLDINGS LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

5	RELATED PARTIES TRANSACTIONS AND BALANCES (cont’d)

(ii)	Compensation of key management personnel

The remuneration of directors, who are also the members of key management during the six-month period ended 30 June 2020 and 2019 are presented below.

	Six-month period ended 30 June
	2020	2019
	US$’000	US$’000

Short-term benefits	1,648	1,765
Share-based payments (1)	772	-
Total director’s remuneration	2,420	1,765

The remuneration of directors and key management is determined by the remuneration committee of Grindrod Shipping Holdings Ltd. having regard to the performance of individuals and market trends.

(1) Represents vesting of ordinary shares in terms of the Forfeitable Share Plan.

6	CASH AND BANK BALANCES INCLUDING RESTRICTED CASH

	30 June 2020	31 December 2019
	US$’000	US$’000

Restricted cash, current portion	5,566	3,167
Cash on hand	517	357
Cash at bank	38,642	32,029
Cash and bank balances	44,725	35,553

Less:
Restricted cash, current portion	(5,566)	(3,167)
	39,159	32,386
Add: Cash and cash equivalents included in the disposal group held for sale	-	141
Cash and cash equivalents in the statements of cash flows	39,159	32,527

Restricted cash
Classified as:
Current	5,566	3,167
Non-current	10,646	9,611
	16,212	12,778

The current portion of the restricted cash represents amounts placed in retention accounts that can only be used to fund loan repayments or interest payments. The non-current portion of restricted cash represents debt security deposits required due to the conditions of certain banking facilities and these deposits are not available to finance the Group’s day to day operations.

F-13

GRINDROD SHIPPING HOLDINGS LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

7	SHIPS, PROPERTY, PLANT AND EQUIPMENT

	Office equipment, furniture and fittings and motor vehicles	Plant and equipment	Ships	Drydocking	Construction in progress	Freehold land and buildings	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Cost:
Balance at 1 January 2020	4,994	4,802	497,569	11,432	774	268	519,839
Additions	35	-	-	-	-	-	35
Disposal	-	(895)	(23)	-	-	-	(918)
Acquisition of subsidiary (Note 12)	-	-	239,773	3,823	-	-	243,596
Reclassification to inventory held for sale	-	-	(82,379)	(2,510)	-	-	(84,889)
Effect of foreign currency exchange differences	(768)	-	-	-	-	(50)	(818)
Balance at 30 June 2020	4,261	3,907	654,940	12,745	774	218	676,845

Accumulated depreciation:
Balance at 1 January 2020	4,607	4,307	114,018	4,607	-	-	127,539
Depreciation	67	304	8,995	2,434	-	-	11,800
Disposal	-	(895)	-	-	-	-	(895)
Reclassification to inventory held for sale	-	-	(31,132)	274	-	-	(30,858)
Effect of foreign currency exchange differences	(708)	-	-	-	-	-	(708)
Balance at 30 June 2020	3,966	3,716	91,881	7,315	-	-	106,878

Impairment:
Balance at 1 January 2020	-	-	83,479	3,314	310	-	87,103
Impairment	-	-	3,662	-	-	-	3,662
Reclassification to inventory held for sale	-	-	(13,899)	(2,672)	-	-	(16,571)
Balance at 30 June 2020	-	-	73,242	642	310	-	74,194

Carrying Amount:
At 30 June 2020	295	191	489,817	4,788	464	218	495,773

At 31 December 2019	387	495	300,072	3,511	464	268	305,197

The ship, Kowie was delivered to the new owners at a sale value of US$9,150,000 on 28 February 2020, the Inyala was delivered to the new owners at a sale value of US$14,100,000 on 4 June 2020 and the Rhino was delivered to the new owners at a sale value of US$15,300,000 on 25 June 2020. The carrying value of these ships was reclassified to inventory and reflected as cost of sales on the date of delivery.

Certain ships are pledged to secure bank borrowings as disclosed in Note 9.

F-14

GRINDROD SHIPPING HOLDINGS LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

8	RIGHT-OF-USE ASSETS

The Group leases several assets including office property, residential property, ships and ship equipment which are disclosed as right-of-use assets.

	Office and residential property	Ships	Ship equipment	Total
	US$’000	US$’000	US$’000	US$’000

Balance as at 1 January 2020	2,132	52,977	129	55,238

Cost:
Additions	376	1,047	-	1,423
Acquisition of subsidiary (Note 12)	-	-	87	87
Adjustment (1)	(80)	-	-	(80)
Effect of foreign currency exchange differences	(119)	-	-	(119)
	177	1,047	87	1,311
Accumulated depreciation:
Depreciation	(511)	(13,247)	(89)	(13,847)
Adjustment (1)	80	-	-	80
Effect of foreign currency exchange differences	19	-	-	19
	(412)	(13,247)	(89)	(13,748)

Carrying amount:
As at 30 June 2020	1,897	40,777	127	42,801

(1) Refers to lease modification during the period.

Right-of-use assets are depreciated over the remaining period of the lease. The average lease term is between 1 and 4 years for property, between 1 and 5 years for ships, and between 1 and 3 years for ship equipment.

Depreciation expense of $13,336,000 for ships and ship equipment are recognised in cost of sales and the depreciation expense of $412,000 for property is recognised separately in administrative expenses.

The Group has options to purchase certain ships at set prices at certain dates within the contracts. The exercise price is not included in the right-of-use assets for these ships because it is not reasonably certain that the options will be exercised.

For the period ended 30 June 2020, the Group recognised expense of $20,098,000 (2019: $31,269,000) for short term leases (i.e. a lease period of 12 months or less), $27,000 (2019: $41,000) for leases of low value assets and $8,249,000 (2019: $24,694,000) for variable lease payments in connection with pool arrangements not included in the measurement of the lease liability.

Corresponding lease liabilities as disclosed in Note 10.

F-15

GRINDROD SHIPPING HOLDINGS LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

9	BANK LOANS AND OTHER BORROWINGS

	30 June 2020	31 December 2019
	US$’000	US$’000
Secured – at amortised cost:
Bank loans	226,895	131,231
Other borrowings	32,343	34,013
Non-bank loan	35,492	-
	294,730	165,244

Analysed between:
Current	80,781	20,696
Non-current portion	213,949	144,548
	294,730	165,244

Interest payable (included in bank loans)	1,819	943

Non-current bank loans and other borrowings are estimated to be payable as follows:

Within 2 to 5 years	176,708	144,548
After 5 years	37,241	-
	213,949	144,548

Bank loans

i.	$100.0 million senior secured credit facility

The facility bears interest at London Interbank Offered Rate (“LIBOR”) plus 2.95% per annum and is made up of two tranches. Tranche A and B are repayable quarterly commencing 16 August 2018 and mature on 15 May 2022 and 15 May 2023 respectively, with the option to extend for a further two years. Facility fees of $1,750,000 were payable to the lender upon signing the new loan agreement. These were recorded as transaction costs to the loan account to the extent the loan was drawn down. As at 30 June 2020, the outstanding balance in relation to this facility is $25,687,000, net of $1,005,000 facility fees (2019: $49,088,000, net of $1,180,000 facility fees).

ii.	$27.0 million senior secured credit facility

The facility bears interest at LIBOR plus 2.65% per annum, was fully drawn down in 2016 and is repayable quarterly, commencing 11 April 2017 and matures on January 11, 2021, with the option to extend for a further two years. As at 30 June 2020, the outstanding balance in relation to this facility is $18,063,000 (2019: $19,067,000).

iii.	$6.3 million secured term facility

The facility bears interest at LIBOR plus 2% per annum and is repayable quarterly, commencing on 6 September 2018 and matures on 6 June 2023. Facility fees of $32,000 were payable to the lender upon signing the new loan agreement. These were recorded as transaction costs to the loan account to the extent the loan was drawn down. As at 30 June 2020, the outstanding balance in relation to this facility is $3,785,000, net of $19,000 facility fees (2019: $4,421,000, net of $22,000 facility fees).

F-16

GRINDROD SHIPPING HOLDINGS LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

9	BANK LOANS AND OTHER BORROWINGS (cont’d)

iv.	$29.9 million secured term facility

The facility bears interest at LIBOR plus 3.2% per annum and is repayable quarterly, commencing on 24 April 2019 and matures on 21 December 2023. Facility fees of $373,000 were payable to the lender upon drawdown of the loan agreement. These were recorded as transaction costs to the loan account to the extent the loan was drawn down. As at 30 June 2020, the outstanding balance in relation to this facility is $26,495,000, net of $265,000 facility fees (2019: $27,776,000, net of $304,000 facility fees).

v.	Combined $31.4 million senior secured credit facility

On 29 July 2019, the Group entered into two term facilities, each for an amount up to $15,720,000 to finance the acquisition of two supramax/ultramax newbuildings. The facilities bear interest at LIBOR plus 2% per annum and is repayable quarterly, commencing on 5 November 2019 and 20 December 2019 and matures on 5 August 2026 and 24 September 2026. Facility fees of $78,600 were payable to the lender upon drawdown of each loan agreement. These were recorded as transaction costs to the loan account to the extent the loan was drawn down. As at 30 June 2020, the outstanding balances in relation to these facilities are $29,791,000, net of $139,000 facility fees (2019: $30,879,000, net of $149,000 facility fees).

vi.	Combined $114.1 million senior secured credit facility

On 10 February 2020, the Group entered into a senior secured term loan facility for 11 drybulk vessels for the purpose of refinancing the existing indebtedness. The facility bears interest at LIBOR plus 3.10% per annum and is repayable quarterly, commencing on 13 May 2020 and matures on February 13, 2025. Facility fees of $1,634,137 were payable to the lender upon drawdown of the loan agreement. These were recorded as transaction costs to the loan account to the extent the loan was drawn down. As at 30 June 2020, the outstanding balances in relation to these facilities are $110,285,000, net of $1,511,000 facility fees.

vii.	Combined $13.1 million senior secured credit facility

On 31 January 2020, the Group entered into a senior secured term loan facility for 1 drybulk vessel for the purpose of refinancing the existing indebtedness. The facility bears interest at LIBOR plus 2.75% per annum and is repayable quarterly, commencing on 13 May 2020 and matures on 13 February 2025. Facility fees of $131,300 were payable to the lender upon drawdown of the loan agreement. This was recorded as a transaction cost to the loan account to the extent the loan was drawn down. As at 30 June 2020, the outstanding balance in relation to this facility is $12,789,000, net of $121,000 facility fees.

The bank loans are secured by cash and certain ships owned by the Group.  The cash pledged and the carrying value of the ships under security charge as at 30 June 2020 are $16,212,000 (31 December 2019: $12,778,000) and $457,867,000 (31 December 2019: $265,874,000) respectively. In addition, there are charges over the relevant subsidiaries’ earnings, insurances, charter and charter guarantees and any requisition compensation. Certain of the bank loans are guaranteed by Grindrod Shipping Pte. Ltd. and/or Grindrod Shipping Holdings Limited.

The bank loans are arranged at London Interbank Offered Rate (“LIBOR”) plus the respective margins. These bear a weighted average effective interest rate of 4.22% (31 December 2019: 5.09%) per annum.

At 30 June 2020, the Group had no available undrawn committed borrowing facilities (31 December 2019: $nil) which are subjected to the Group meeting all conditions precedent to drawdown.

F-17

GRINDROD SHIPPING HOLDINGS LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

9	BANK LOANS AND OTHER BORROWINGS (cont’d)

These bank loan facilities contain financial covenants where the most stringent of which require the Group to maintain the following:

•	book value net worth of the lower of (a) the aggregate of $240 million plus 25% of the amount of positive retained earnings plus 50% of each capital raise and (b) $275 million. (31 December 2019: $240 million);
•	cash and cash equivalent (including restricted cash held in the debt service reserve account) during the period from 1 January 2020 to 30 September 2020 (inclusive), $20 million and, at all other times, $30 million (31 December 2019: $30 million);
•	a ratio of debt to market adjusted tangible fixed assets of not more than 75% (31 December 2019: 75%) and
•	positive working capital, such that consolidated current assets must exceed the consolidated current liabilities excluding any adjustments made for IFRS 16 and during the period from 1 January 2020 to 30 September 2020 (inclusive), excluding any liabilities owed to Sankaty arising from the Sankaty Facility.

The Group was in compliance with its financial covenants as of 30 June 2020 and 31 December 2019.

Other borrowings

Other borrowings relate to $35,750,000 in financing arrangements entered into with third parties with respect to three of the vessels in the Group we regard as owned. The arrangements commenced on 26 June 2019, 20 September 2019 and 20 November 2019, respectively, are payable monthly in advance and bear interest at 3 month LIBOR plus 1.7% per annum. The loans mature on 26 May 2030, 20 August 2031 and 20 October 2031. As at 30 June 2020, the outstanding balances in relation to these borrowings is $32,343,000 (31 December 2019: $34,013,000). The carrying value of the ships under security charge as at 30 June 2020 is $36,735,000 (31 December 2019: $37,980,000).

Non-bank loan

On 13 February 2020 the Group entered into a $35,833,000 senior secured term loan facility with Sankaty to partly finance the acquisition of the subsidiary; IVS Bulk Pte. Ltd (Note 12). The facility bears interest at a fixed rate of 7.5% per annum, payable or compounded quarterly and matures on 13 June 2021. All prepayments are subject to a premium calculated at 4.00%. The facility is secured by among other things a first fixed charge over all the shares held by Grindrod Shipping Pte Ltd in IVS Bulk. The value of the security (tested on a quarterly basis) must be at least 1.30 times the amount of the outstanding principal of the loan. As at 30 June 2020, the outstanding balance in relation to this facility is $35,492,000, net of $1,020,000 facility fees.

F-18

GRINDROD SHIPPING HOLDINGS LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

10	LEASE LIABILITIES

	Office and residential property	Ships	Ship equipment	Total
	US$’000	US$’000	US$’000	US$’000

Balance as at 1 January 2020	2,175	55,636	135	57,946
Additions	327	1,047	-	1,374
Interest expense	66	1,296	4	1,366
Lease payments	(546)	(14,839)	(97)	(15,482)
- Principal	(480)	(13,543)	(93)	(14,116)
- Interest	(66)	(1,296)	(4)	(1,366)
Effect of foreign currency exchange differences	(112)	-	-	(112)
Acquisition of a subsidiary	-	-	90	90
Lease liabilities as at 30 June 2020	1,910	43,140	132	45,182

	30 June 2020	31 December 2019
	US$’000	US$’000
Analysed between:
Current portion	20,787	24,300
Non-current portion	24,395	33,646
	45,182	57,946

The Group does not face a significant liquidity risk with regard to its lease liabilities. Lease liabilities are monitored within the Group’s treasury function.

In 2018, the Group entered in a two year charter contract with options to extend the contracts and purchase options in favour of the Company for two supramax/ultramax drybulk vessels. The charters are expected to commence in September 2020 and January 2021 on delivery of the vessels from the shipyard and as a result, a lease liability and right-of-use asset has not been recognised at 30 June 2020. The aggregated future cash outflows to which the Group is exposed in respect of each charter is fixed payments of $4,453,000 per annum. As the lease is yet to commence, it cannot be determined whether the extension options or the purchase options will be exercised.

F-19

GRINDROD SHIPPING HOLDINGS LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

11	PROVISIONS

	30 June 2020	31 December 2019
	US$’000	US$’000

Provision for losses on investment in joint ventures (i)	469	554
Provision for onerous contracts (ii)	204	405
	673	959

(i) The joint venture, Island Bulk Carriers, incurred profits during in 2020 and during the six-month period ended 30 June 2020, the Group has reversed provision of $84,000 being the reduction of the Group’s share of losses.

(ii) Provision for onerous contracts represents the present value of the future charter payments that the Group is presently obligated to make under non-cancellable onerous operating charter agreements and contracts of affreightment, less charter revenue expected to be earned on the charter and contract of affreightment. The estimate may vary as a result of changes to ship running costs and charter and freight revenue. Except for short-term onerous contracts when the effect of discounting is immaterial, the rate used to discount the future charter payments is 6.79% (31 December 2019: 7.61%).

	30 June 2020	31 December 2019
	US$’000	US$’000
Analysis of provision for onerous contracts:
Balance at 1 January	405	823
Released to profit or loss	(201)	(418)
Balance at end of period	204	405

F-20

GRINDROD SHIPPING HOLDINGS LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

12	ACQUISITION OF A SUBSIDIARY

On 14 February 2020, the Group acquired additional equity interest in IVS Bulk Pte. Ltd. from its joint venture partner which increased its ownership interest from 33.25% to 66.75%. The Group elected to apply the optional concentration test in accordance with IFRS 3 Business Combinations and concluded that the ships are considered as a group of identifiable assets. Consequently, the Group determined that substantially all of the fair value of the gross assets (excluding cash and cash equivalents) acquired is concentrated in the ships and concluded that the acquired set of activities and assets is not a business.

The fair value and book value of the net assets acquired amounted to $134,818,000 and $147,683,000 respectively. The difference between fair value and book value is allocated on a pro rata basis of relative fair values to reduce certain of the assets acquired (i.e. ships). The ships acquired and cash and cash equivalents assumed as part of the transaction amounted to $243,596,000 and $15,774,000 respectively.

In connection with the acquisition of the additional 33.25%, the Company entered into a new shareholders’ agreement with Sankaty, the remaining partner, which grants the Company control of key aspects of the corporate governance of the joint venture. As such, the Group consolidates the financial statements of IVS Bulk Pte. Ltd. with effect from the date of acquisition, resulting in the decrease in the amount due from joint ventures and amount due to related parties.

Assets and liabilities recognised at the date of acquisition

US$’000

Cash and bank balances including restricted cash	15,774
Other receivables and prepayments	694
Due from related parties	2,512
Inventories	485
Ships, property, plant and equipment (Note 7)	243,596
Right-of-use assets (Note 8)	87
Bank loans	(125,517)
Other payables	(2,690)
Due to related parties	(33)
Lease liabilities (Note 10)	(90)
Fair value of net identifiable assets acquired	134,818

Net cash outflows arising on acquisition of IVS Bulk Pte. Ltd.

US$’000

Total purchase consideration	(44,087)
Less: cash and bank balances including restricted cash	15,774
Payment for acquisition of subsidiary, net of cash acquired	(28,313)

Non-controlling interest of 33.25% in IVS Bulk recognised at the acquisition date was measured based on the fair value of purchase consideration of IVS Bulk and amounts to $44.1 million.

F-21

GRINDROD SHIPPING HOLDINGS LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

13	SEGMENT INFORMATION

The following tables present an analysis of the Group’s revenue, results and additions to non-current assets by segments for the six-month period ended 30 June 2020 and 2019:

Six-month period ended 30 June 2020

	Drybulk Carrier Business				Tanker Business				Unallocated			Consolidated
	Handysize	Supramax/ Ultramax	Others	Total	MR Tanker	Small Tanker	Others	Total	Total	Total	Adjustments	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Vessel revenue (1)	38,273	63,565	122	101,960	20,389	3,518	2,592	26,499	-	128,459	(462)	127,997
Ship sale revenue	-	-	-	-	28,814	9,083	-	37,897	-	37,897	-	37,897
Other (1)	367	193	197	757	-	-	260	260	-	1,017	234	1,251
Total revenue	38,640	63,758	319	102,717	49,203	12,601	2,852	64,656	-	167,373	(228)	167,145

Voyage expenses	(18,731)	(30,991)	(118)	(49,840)	(1)	(892)	-	(893)	-	(50,733)	(1,678)	(52,411)
Vessel operating costs	(13,296)	(5,677)	1,053	(17,920)	(4,645)	(1,537)	273	(5,909)	-	(23,829)	1,577	(22,252)
Charter hire costs	(4,851)	(10,984)	-	(15,835)	(3,698)	-	-	(3,698)	-	(19,533)	-	(19,533)
Depreciation of ships, drydocking and plant and equipment– owned assets	(5,906)	(4,136)	-	(10,042)	(1,375)	(296)	(1,079)	(2,750)	-	(12,792)	1,059	(11,733)
Depreciation of ships and ship equipment – right-of-use assets	(55)	(11,552)	-	(11,607)	(1,740)	-	-	(1,740)	-	(13,347)	11	(13,336)
Cost of ship sale	-	-	-	-	(29,413)	(9,080)	131	(38,362)	-	(38,362)	-	(38,362)
Other	(297)	23	-	(274)	(175)	(161)	(7)	(343)	-	(617)	12	(605)
Costs of sales	(43,136)	(63,317)	935	(105,518)	(41,047)	(11,966)	(682)	(53,695)	-	(159,213)	981	(158,232)

Gross (loss) profit	(4,496)	441	1,254	(2,801)	8,156	635	2,170	10,961	-	8,160	753	8,913

Operating (loss) profit	(7,989)	(364)	81	(8,272)	6,107	(1,174)	1,355	6,288	(1,022)	(3,006)	1,872	(1,134)
Interest income	84	87	-	171	111	67	16	194	-	365	84	449
Interest expense	(4,191)	(3,394)	-	(7,585)	(1,065)	(161)	(405)	(1,631)	-	(9,216)	582	(8,634)
Share of losses of joint ventures	-	-	-	-	-	-	-	-	-	-	(2,538)	(2,538)
Taxation	(101)	(105)	-	(206)	(198)	(19)	(31)	(248)	-	(454)	-	(454)
(Loss) profit for the period	(12,197)	(3,776)	81	(15,892)	4,955	(1,287)	935	4,603	(1,022)	(12,311)	-	(12,311)

Impairment loss on net assets of disposal group	-	-	-	-	-	(576)	-	(576)	-	(576)	-	(576)
Impairment loss recognised on ships	(2,367)	-	-	(2,367)	(1,594)	(713)	-	(2,307)	-	(4,674)	1,012	(3,662)
Capital expenditure	481	2	5	488	-	-	24	24	-	512	(477)	35

F-22

GRINDROD SHIPPING HOLDINGS LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

13	SEGMENT INFORMATION (cont’d)

Six-month period ended 30 June 2019

	Drybulk Carrier Business				Tanker Business				Unallocated			Consolidated
	Handysize	Supramax/ Ultramax	Others	Total	MR Tanker	Small Tanker	Others	Total	Total	Total	Adjustments	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Vessel revenue (1)	50,228	71,401	-	121,629	20,294	7,437	2,569	30,300	-	151,929	(4,251)	147,678
Ship sale revenue	8,066	-	-	8,066	7,353	8,480	-	15,833	-	23,899	(7,353)	16,546
Other (1)	689	562	529	1,780	-	-	503	503	-	2,283	713	2,996
Total revenue	58,983	71,963	529	131,475	27,647	15,917	3,072	46,636	-	178,111	(10,891)	167,220

Voyage expenses	(27,296)	(37,118)	(44)	(64,458)	(3,891)	(1,081)	-	(4,972)	-	(69,430)	(4,952)	(74,382)
Vessel operating costs	(11,880)	(1,611)	762	(12,729)	(5,178)	(3,522)	519	(8,181)	-	(20,910)	4,161	(16,749)
Charter hire costs	(7,153)	(21,329)	-	(28,482)	(2,769)	-	-	(2,769)	-	(31,251)	502	(30,749)
Depreciation of ships, drydocking and plant and equipment– owned assets	(5,670)	(1,428)	-	(7,098)	(2,538)	(815)	(1,134)	(4,487)	-	(11,585)	3,089	(8,496)
Depreciation of ships and ship equipment – right-of-use assets	(59)	(11,087)	-	(11,146)	(2,687)	(16)	-	(2,703)	-	(13,849)	28	(13,821)
Cost of ship sale	(8,238)	-	-	(8,238)	(7,383)	(8,502)	-	(15,885)	-	(24,123)	7,384	(16,739)
Other	(183)	4	-	(179)	(64)	(348)	(2)	(414)	-	(593)	241	(352)
Costs of sales	(60,479)	(72,569)	718	(132,330)	(24,510)	(14,284)	(617)	(39,411)	-	(171,741)	10,453	(161,288)

Gross (loss) profit	(1,496)	(606)	1,247	(855)	3,137	1,633	2,455	7,225	-	6,370	(438)	5,932

Operating profit (loss)	(6,012)	(3,604)	96	(9,520)	1,653	(2,194)	1,079	538	(2,864)	(11,846)	(337)	(12,183)
Interest income	448	450	-	898	183	87	19	289	-	1,187	28	1,215
Interest expense	(2,440)	(2,417)	-	(4,857)	(1,743)	(514)	(547)	(2,804)	-	(7,661)	1,846	(5,815)
Share of losses of joint ventures	-	-	-	-	-	-	-	-	-	-	(1,538)	(1,538)
Taxation	(209)	(216)	-	(425)	(92)	(125)	8	(209)	-	(634)	1	(633)
(Loss) profit for the period	(8,213)	(5,787)	96	(13,904)	1	(2,746)	559	(2,186)	(2,864)	(18,954)	-	(18,954)

Impairment loss recognised on ships	(1,250)	-	-	(1,250)	-	(3,054)	-	(3,054)	-	(4,304)	-	(4,304)
Capital expenditure	653	12,251	26	12,930	54,000	605	39	54,644	-	67,574	(869)	66,705

(1) The Group derives its vessel and other revenue over time.

F-23

GRINDROD SHIPPING HOLDINGS LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

14	LOSS BEFORE TAXATION

Loss before taxation includes the following items that are unusual because of their nature, size or incidences:

	For the six-month period ended 30 June
	2020	2019
	US$’000	US$’000

Impairment loss recognised on ships	(3,662)	(4,304)
Impairment loss recognised on net assets of disposal group	(576)	-

The impairment loss of $3,662,000 (30 June 2019: $4,304,000) is recognised based on management’s reassessment of the residual values of the ships at the end of reporting period based on the current shipping markets and changes in charter rates. The recoverable amount of certain vessels was assessed to be below the total carrying amount of the owned ships.

15	INCOME TAX EXPENSE

Income tax expense is recognised based on management’s estimate of the weighted average effective annual income tax rate expected for the full financial year.

	For the six-month period ended 30 June
	2020	2019
	US$’000	US$’000
Current tax
In respect of the current period	414	611
In respect of prior years	1	(1)
Overprovision of withholding tax	(17)	-
	398	610
Deferred tax
In respect of the current period	56	23
	56	23
Income tax expense	454	633

F-24

GRINDROD SHIPPING HOLDINGS LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

16	CONTINGENT LIABILITIES AND COMMITMENT

Contingent liabilities

(a)	Guarantee from the Group for a joint venture loan from a financial institution:

Tri-View Shipping Pte. Ltd. (“TVS”), entered into a facility agreement with TVS’ related party, Mitsui & Co. Financial Services (Asia) Ltd (“Lender”) on 15 August 2019 for a credit facility of $2,069,000.

Mitsui & Co., Ltd (“Mitsui”), the joint venture partner holding 49% of the shares in TVS, provided a guarantee to the Lender for 100% of the loan amount (“Mitsui’s Guarantee”). In consideration of Mitsui providing Mitsui’s Guarantee, a guarantee facility agreement between Mitsui and the Group was signed on 15 August 2019. The Group shall provide a guarantee fee to Mitsui for 51% of any amounts to be paid by Mitsui under the Mitsui Guarantee.

At 30 June 2020, the outstanding amount relating to the above loan facility was $1,495,000 (31 December 2019: $1,841,000).

(b)	Financial support from the Group to its joint ventures:

At 30 June 2020, the Group has provided financial support to joint ventures of $2,460,000 (31 December 2019: $20,804,000), to enable the companies to meet its obligations as and when they fall due for at least 12 months from the date of signing of their respective financial statements for the financial year ended 31 December 2019 and 2018.

Commitments

The following has been authorised:

	30 June 2020	31 December 2019
	US$’000	US$’000

Due within one year	3,425	2,510

The Group has entered into drydock and ballast water treatment contracts for some of its ships during the year. In terms of the agreements, the Group has committed to payments for these ships.

The expenditure will be financed out of cash resources from operations and bank loans.

F-25

GRINDROD SHIPPING HOLDINGS LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

17	EARNINGS PER SHARE

	For the six-month period ended 30 June
	2020	2019
	US$’000	US$’000
Loss for the purpose of basic earnings per share
Net loss attributable to the shareholders of the Company	(10,495)	(18,954)
Effect of dilutive potential on ordinary share	-	-
Earnings for the purposes of diluted earnings per share	(10,495)	(18,954)

Number of shares for the purpose of calculating basic and diluted earnings per share

	For the six-month period ended 30 June
	2020	2019
Issued ordinary shares as at 1 January	18,764,192	19,063,833
Effect of treasury shares reissued to employees under the FSP	161,777	-
Weighted average number of ordinary shares for the purpose of basic and diluted earnings per share	18,925,969	19,063,833

	US$	US$
Basic and diluted loss per share	(0.55)	(0.99)

As at 30 June 2020, 728,000 shares granted under 2018 FSP in 2018 are not included in the calculation of diluted loss per share because they are antidilutive for the six-month period ended 30 June 2020 and 2019. These shares granted under 2018 FSP could potentially dilute basic earnings per share in the future.

18	EVENTS AFTER THE REPORTING PERIOD

On 16 July 2020, the ship, IVS Nightjar was contracted for sale for US$5,150,000. The vessel is expected to be delivered to the new owners in September 2020.

F-26

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

GRINDROD SHIPPING HOLDINGS LTD.

Dated: August 27, 2020
	By:	/s/ Stephen Griffiths
Stephen Griffiths Chief Financial Officer

32